

07076132

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2006
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-140947
SEC file number, if available

S-________________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2006
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 4, 2007.

REPUBLIC OF COLOMBIA

By: /s/ Oscar Ivan Zuluaga
Oscar Ivan Zuluaga
Minister of Finance and Public Credit

TOTAL NUMBER OF PAGES: 86
EXHIBIT INDEX IS ON PAGE: 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2006 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2007 of the Republic of Colombia

EXHIBIT C

LEY No. 1110
(Diciembre 27 de 2006)

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LA LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1° DE ENERO AL 31 DE DICIEMBRE DE 2007"

EL CONGRESO DE COLOMBIA

DECRETA

PRIMERA PARTE

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2007, en la suma de CIENTO DIECISEIS BILLONES CUATROCIENTOS TREINTA Y UN MIL DOSCIENTOS TREINTA Y TRES MILLONES QUINIENTOS TRECE MIL DOSCIENTOS UN PESOS MONEDA LEGAL ($116.431.233.513.201), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2007, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		109,194,522,177,287
1.	INGRESOS CORRIENTES DE LA NACION	52,910,192,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	50,586,850,206,565
5.	RENTAS PARAFISCALES	623,102,525,674
6.	FONDOS ESPECIALES	5,074,377,445,048
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		7,236,711,335,914
021000	**AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -**	
	A- INGRESOS CORRIENTES	52,250,000,000
	B- RECURSOS DE CAPITAL	82,000,000,000
032000	**INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)**	
	A- INGRESOS CORRIENTES	4,544,773,449
	B- RECURSOS DE CAPITAL	2,931,746,114
032400	**SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS**	
	A- INGRESOS CORRIENTES	49,570,585,321
	B- RECURSOS DE CAPITAL	5,170,965,127

040200	FONDO ROTATORIO DEL DANE	
	A- INGRESOS CORRIENTES	8,151,000,000
	B- RECURSOS DE CAPITAL	612,096,862
040300	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
	A- INGRESOS CORRIENTES	31,619,315,746
050300	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
	A- INGRESOS CORRIENTES	51,016,877,500
	B- RECURSOS DE CAPITAL	10,176,900,000
060200	FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
	A- INGRESOS CORRIENTES	45,174,000,000
	B- RECURSOS DE CAPITAL	29,330,000,000
110200	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
	A- INGRESOS CORRIENTES	49,683,803,840
	B- RECURSOS DE CAPITAL	8,661,000,000
130900	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
	A- INGRESOS CORRIENTES	5,162,802,735
	B- RECURSOS DE CAPITAL	645,821,320
131000	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
	A- INGRESOS CORRIENTES	25,797,792,000
	B- RECURSOS DE CAPITAL	6,218,500,000
131300	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
	A- INGRESOS CORRIENTES	116,914,448,672
	B- RECURSOS DE CAPITAL	9,500,000,000
150300	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
	A- INGRESOS CORRIENTES	100,436,400,000
	B- RECURSOS DE CAPITAL	59,748,642,000
150700	INSTITUTO CASAS FISCALES DEL EJERCITO	
	A- INGRESOS CORRIENTES	25,248,600,000
	B- RECURSOS DE CAPITAL	2,140,300,000
150800	DEFENSA CIVIL COLOMBIANA	
	A- INGRESOS CORRIENTES	1,250,000,000
	B- RECURSOS DE CAPITAL	70,000,000
151000	CLUB MILITAR DE OFICIALES	
	A- INGRESOS CORRIENTES	25,015,598,000
	B- RECURSOS DE CAPITAL	1,552,900,000
151100	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
	A- INGRESOS CORRIENTES	99,636,000,000
	B- RECURSOS DE CAPITAL	13,136,000,000
151200	FONDO ROTATORIO DE LA POLICIA	
	A- INGRESOS CORRIENTES	76,608,353,267
	B- RECURSOS DE CAPITAL	1,081,000,000

151900	**HOSPITAL MILITAR**	
	A- INGRESOS CORRIENTES	121,246,000,000
	B- RECURSOS DE CAPITAL	8,652,000,000
152000	**AGENCIA LOGISTICA DE LAS FUERZAS MILITARES**	
	A- INGRESOS CORRIENTES	279,215,200,000
	B- RECURSOS DE CAPITAL	2,887,000,000
170200	**INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**	
	A- INGRESOS CORRIENTES	37,012,500,000
	B- RECURSOS DE CAPITAL	1,500,000,000
171300	**INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER**	
	A- INGRESOS CORRIENTES	14,583,800,000
	B- RECURSOS DE CAPITAL	6,311,200,000
210300	**INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-**	
	A- INGRESOS CORRIENTES	42,661,800,000
	B- RECURSOS DE CAPITAL	34,356,000,000
210900	**UNIDAD DE PLANEACION MINERO ENERGETICA - UPME**	
	A- INGRESOS CORRIENTES	11,568,723,000
	B- RECURSOS DE CAPITAL	20,000,000
211000	**INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-**	
	A- INGRESOS CORRIENTES	12,721,345,000
	B- RECURSOS DE CAPITAL	22,337,000,000
211100	**AGENCIA NACIONAL DE HIDROCARBUROS - ANH**	
	A- INGRESOS CORRIENTES	135,511,562,000
	B- RECURSOS DE CAPITAL	4,848,000,000
220200	**INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)**	
	A- INGRESOS CORRIENTES	34,148,715,702
	B- RECURSOS DE CAPITAL	21,200,000,000
220900	**INSTITUTO NACIONAL PARA SORDOS (INSOR)**	
	A- INGRESOS CORRIENTES	251,740,235
221000	**INSTITUTO NACIONAL PARA CIEGOS (INCI)**	
	A- INGRESOS CORRIENTES	244,000,000
	B- RECURSOS DE CAPITAL	46,926,000
221100	**INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN**	
	A- INGRESOS CORRIENTES	2,612,798,603
	B- RECURSOS DE CAPITAL	6,172,329,651
223100	**COLEGIO MAYOR DE BOLIVAR**	
	A- INGRESOS CORRIENTES	996,061,247
	B- RECURSOS DE CAPITAL	761,400,000
223400	**INSTITUTO TECNICO CENTRAL**	
	A- INGRESOS CORRIENTES	2,852,015,784
	B- RECURSOS DE CAPITAL	170,200,000

223500	**INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER**	
	A- INGRESOS CORRIENTES	1,090,974,776
	B- RECURSOS DE CAPITAL	126,600,000
223600	**INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO**	
	A- INGRESOS CORRIENTES	517,416,691
	B- RECURSOS DE CAPITAL	40,500,000
223700	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA**	
	A- INGRESOS CORRIENTES	426,109,200
223800	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**	
	A- INGRESOS CORRIENTES	254,767,867
223900	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**	
	A- INGRESOS CORRIENTES	837,198,696
	B- RECURSOS DE CAPITAL	124,900,000
224000	**INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA**	
	A- INGRESOS CORRIENTES	370,502,572
	B- RECURSOS DE CAPITAL	185,400,000
224100	**INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**	
	A- INGRESOS CORRIENTES	623,142,000
	B- RECURSOS DE CAPITAL	32,700,000
224200	**INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**	
	A- INGRESOS CORRIENTES	591,422,406
	B- RECURSOS DE CAPITAL	51,100,000
224300	**COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"**	
	A- INGRESOS CORRIENTES	233,938,500
	B- RECURSOS DE CAPITAL	49,600,000
225400	**INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA**	
	A- INGRESOS CORRIENTES	2,252,082,983
	B- RECURSOS DE CAPITAL	48,100,000
230600	**FONDO DE COMUNICACIONES**	
	A- INGRESOS CORRIENTES	337,133,818,000
	B- RECURSOS DE CAPITAL	98,000,000,000
230700	**COMISION NACIONAL DE TELEVISION**	
	A- INGRESOS CORRIENTES	107,343,232,000
240200	**INSTITUTO NACIONAL DE VIAS**	
	A- INGRESOS CORRIENTES	336,152,673,994
	B- RECURSOS DE CAPITAL	195,706,229,995
241200	**UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**	
	A- INGRESOS CORRIENTES	250,280,448,900
	B- RECURSOS DE CAPITAL	69,928,181,100

241300	**INSTITUTO NACIONAL DE CONCESIONES - INCO**	
	A- INGRESOS CORRIENTES	88,349,855,414
	B- RECURSOS DE CAPITAL	1,780,185,586
260200	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**	
	A- INGRESOS CORRIENTES	897,217,470
	B- RECURSOS DE CAPITAL	20,053,190,530
280200	**FONDO ROTATORIO DE LA REGISTRADURIA**	
	B- RECURSOS DE CAPITAL	33,649,099,844
280300	**FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**	
	B- RECURSOS DE CAPITAL	5,283,842,344
290200	**INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**	
	A- INGRESOS CORRIENTES	538,822,880
	B- RECURSOS DE CAPITAL	373,800,000
320200	**INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**	
	A- INGRESOS CORRIENTES	5,500,120,000
320400	**FONDO NACIONAL AMBIENTAL**	
	A- INGRESOS CORRIENTES	12,525,305,569
	B- RECURSOS DE CAPITAL	7,164,694,431
324000	**INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	200,000,000
	B- RECURSOS DE CAPITAL	24,439,323,500
330400	**ARCHIVO GENERAL DE LA NACION**	
	A- INGRESOS CORRIENTES	10,302,996,974
	B- RECURSOS DE CAPITAL	889,200,000
330500	**INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**	
	A- INGRESOS CORRIENTES	266,379,450
	B- RECURSOS DE CAPITAL	244,800,000
330600	**INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES**	
	A- INGRESOS CORRIENTES	16,373,195,525
	B- RECURSOS DE CAPITAL	2,218,015,975
330700	**INSTITUTO CARO Y CUERVO**	
	A- INGRESOS CORRIENTES	73,711,687
350200	**SUPERINTENDENCIA DE SOCIEDADES**	
	A- INGRESOS CORRIENTES	46,358,470,825
	B- RECURSOS DE CAPITAL	14,750,000,000
360200	**SERVICIO NACIONAL DE APRENDIZAJE (SENA)**	
	A- INGRESOS CORRIENTES	122,332,309,000
	B- RECURSOS DE CAPITAL	90,568,738,700
	C- CONTRIBUCIONES PARAFISCALES	916,840,752,300

360300 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	11,694,983,000
B- RECURSOS DE CAPITAL	20,940,449,000
360500 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	38,942,000,000
B- RECURSOS DE CAPITAL	1,879,000,000
360600 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	3,481,755,556
B- RECURSOS DE CAPITAL	480,997,650
360700 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
B- RECURSOS DE CAPITAL	288,346,909,000
C- CONTRIBUCIONES PARAFISCALES	1,703,298,300,000
360800 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	20,998,443,000
B- RECURSOS DE CAPITAL	1,806,600,000
360900 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	36,305,660,562
B- RECURSOS DE CAPITAL	3,054,300,000
370500 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	278,083,107,375
B- RECURSOS DE CAPITAL	17,519,798,415
370600 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	527,200,000
B- RECURSOS DE CAPITAL	85,000,000
370700 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	1,111,700,000
B- RECURSOS DE CAPITAL	90,362,394,497
380100 COMISION NACIONAL DEL SERVICIO CIVIL	
A- INGRESOS CORRIENTES	87,473,131,000
III - TOTAL INGRESOS	116,431,233,513,201

SEGUNDA PARTE

ARTÍCULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2007 una suma por valor de: *CIENTO DIECISEIS BILLONES CUATROCIENTOS TREINTA Y UN MIL* DOSCIENTOS TREINTA Y TRES MILLONES QUINIENTOS TRECE MIL DOSCIENTOS UN PESOS MONEDA LEGAL ($116.431.233.513.201), según el detalle que se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	260,447,705,615		260,447,705,615
C.		PRESUPUESTO DE INVERSION	13,900,000,000		13,900,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	4,900,000,000		4,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,900,000,000		4,900,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,000,000,000		7,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			274,347,705,615		274,347,705,615
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	223,511,115,945		223,511,115,945
C.		PRESUPUESTO DE INVERSION	16,985,993,113		16,985,993,113
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,200,000,000		1,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,200,000,000		1,200,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	758,000,000		758,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	758,000,000		758,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,134,993,113		1,134,993,113
	1000	INTERSUBSECTORIAL GOBIERNO	1,134,993,113		1,134,993,113
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	3,082,000,000		3,082,000,000
	700	INTERSUBSECTORIAL EDUCACION	417,000,000		417,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,665,000,000		2,665,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	8,163,000,000		8,163,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,902,000,000		7,902,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	261,000,000		261,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,239,000,000		2,239,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,239,000,000		2,239,000,000
640		INVERSIONES Y APORTES FINANCIEROS	209,000,000		209,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	209,000,000		209,000,000
TOTAL PRESUPUESTO SECCION			240,497,109,058		240,497,109,058

SECCION: 0210

AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	25,903,933,512	52,250,000,000	78,153,933,512
C.		PRESUPUESTO DE INVERSION	1,288,092,000,000	82,000,000,000	1,370,092,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	45,000,000,000		45,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	24,000,000,000		24,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	21,000,000,000		21,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	386,175,000,000		386,175,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000,000		120,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	266,175,000,000		266,175,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	17,110,708,802		17,110,708,802
	1000	INTERSUBSECTORIAL GOBIERNO	17,110,708,802		17,110,708,802
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	817,806,291,198		817,806,291,198
	1000	INTERSUBSECTORIAL GOBIERNO	817,806,291,198		817,806,291,198
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	22,000,000,000	82,000,000,000	104,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	22,000,000,000	82,000,000,000	104,000,000,000
TOTAL PRESUPUESTO SECCION			1,313,995,933,512	134,250,000,000	1,448,245,933,512

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	32,349,683,770		32,349,683,770
C.		PRESUPUESTO DE INVERSION	61,163,116,970		61,163,116,970
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,530,026,970		3,530,026,970
	1000	INTERSUBSECTORIAL GOBIERNO	3,530,026,970		3,530,026,970
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,852,470,000		3,852,470,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,852,470,000		3,852,470,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	208,050,000		208,050,000
	1000	INTERSUBSECTORIAL GOBIERNO	208,050,000		208,050,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	3,200,000,000		3,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,200,000,000		3,200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	786,860,000		786,860,000
	1000	INTERSUBSECTORIAL GOBIERNO	786,860,000		786,860,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	9,048,050,000		9,048,050,000
	205	COMERCIO EXTERNO	420,000,000		420,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,628,050,000		8,628,050,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,218,680,000		39,218,680,000
	1000	INTERSUBSECTORIAL GOBIERNO	39,218,680,000		39,218,680,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,318,980,000		1,318,980,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,318,980,000		1,318,980,000
TOTAL PRESUPUESTO SECCION			93,512,800,740		93,512,800,740

SECCION: 0320

INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,275,876,386	2,806,172,783	8,082,049,169
C.		PRESUPUESTO DE INVERSION	76,733,494,159	4,670,346,780	81,403,840,939

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	23,900,000,000		23,900,000,000
	705	EDUCACION SUPERIOR	4,050,000,000		4,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	19,850,000,000		19,850,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	25,269,999,999	3,105,400,666	28,375,400,665
	1000	INTERSUBSECTORIAL GOBIERNO	25,269,999,999	3,105,400,666	28,375,400,665
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,713,494,160	1,564,946,114	7,278,440,274
	1000	INTERSUBSECTORIAL GOBIERNO	5,713,494,160	1,564,946,114	7,278,440,274
630		TRANSFERENCIAS	21,350,000,000		21,350,000,000
	300	INTERSUBSECTORIAL SALUD	21,000,000,000		21,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	350,000,000		350,000,000
640		INVERSIONES Y APORTES FINANCIEROS	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			82,009,370,545	7,476,519,563	89,485,890,108

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		45,185,550,448	45,185,550,448
C.		PRESUPUESTO DE INVERSION		9,556,000,000	9,556,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		300,000,000	300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		300,000,000	300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		100,000,000	100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		530,000,000	530,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		530,000,000	530,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		250,000,000	250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		250,000,000	250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		8,376,000,000	8,376,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		8,376,000,000	8,376,000,000
TOTAL PRESUPUESTO SECCION				54,741,550,448	54,741,550,448

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,939,794,000		2,939,794,000
C.		PRESUPUESTO DE INVERSION	300,834,463,974		300,834,463,974
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,330,000,000		78,330,000,000
	207	MINERIA	27,075,000,000		27,075,000,000
	500	INTERSUBSECTORIAL ENERGIA	44,100,000,000		44,100,000,000
	501	GENERACION ELECTRICA	900,000,000		900,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	6,255,000,000		6,255,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	127,734,463,974		127,734,463,974
	600	INTERSUBSECTORIAL TRANSPORTE	3,834,463,974		3,834,463,974
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	104,850,000,000		104,850,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	19,050,000,000		19,050,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	94,770,000,000		94,770,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	94,770,000,000		94,770,000,000
TOTAL PRESUPUESTO SECCION			303,774,257,974		303,774,257,974

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,824,643,727		17,824,643,727
C.		PRESUPUESTO DE INVERSION	67,500,000,000		67,500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	67,500,000,000		67,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	67,500,000,000		67,500,000,000
TOTAL PRESUPUESTO SECCION			85,324,643,727		85,324,643,727

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		922,096,862	922,096,862

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		7,841,000,000	7,841,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		7,841,000,000	7,841,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		7,841,000,000	7,841,000,000
TOTAL PRESUPUESTO SECCION				8,763,096,862	8,763,096,862

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	25,204,219,065	5,167,315,746	30,371,534,811
C.		PRESUPUESTO DE INVERSION	16,000,000,000	26,452,000,000	42,452,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,306,559,485	69,092,584	1,375,652,069
	1000	INTERSUBSECTORIAL GOBIERNO	1,306,559,485	69,092,584	1,375,652,069
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	263,183,280	103,638,876	366,822,156
	1000	INTERSUBSECTORIAL GOBIERNO	263,183,280	103,638,876	366,822,156
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	478,938,907	214,187,011	693,125,918
	1000	INTERSUBSECTORIAL GOBIERNO	478,938,907	214,187,011	693,125,918
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	5,546,318,328	25,292,626,439	30,838,944,767
	1000	INTERSUBSECTORIAL GOBIERNO	5,546,318,328	25,292,626,439	30,838,944,767
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	8,055,000,000	717,181,023	8,772,181,023
	1000	INTERSUBSECTORIAL GOBIERNO	8,055,000,000	717,181,023	8,772,181,023
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	350,000,000	55,274,067	405,274,067
	1000	INTERSUBSECTORIAL GOBIERNO	350,000,000	55,274,067	405,274,067
TOTAL PRESUPUESTO SECCION			41,204,219,065	31,619,315,746	72,823,534,811

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	7,654,711,000		7,654,711,000
C.		PRESUPUESTO DE INVERSION	4,464,642,519		4,464,642,519
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	745,000,000		745,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	745,000,000		745,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,719,642,519		3,719,642,519
	1000	INTERSUBSECTORIAL GOBIERNO	3,719,642,519		3,719,642,519
TOTAL PRESUPUESTO SECCION			12,119,353,519		12,119,353,519

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		31,910,700,000	31,910,700,000
C.		PRESUPUESTO DE INVERSION		29,283,077,500	29,283,077,500
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		255,000,000	255,000,000
	705	EDUCACION SUPERIOR		255,000,000	255,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		728,000,000	728,000,000
	705	EDUCACION SUPERIOR		728,000,000	728,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,848,000,000	1,848,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		1,848,000,000	1,848,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		109,000,000	109,000,000
	705	EDUCACION SUPERIOR		109,000,000	109,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		900,000,000	900,000,000
	705	EDUCACION SUPERIOR		900,000,000	900,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		21,123,077,500	21,123,077,500
	705	EDUCACION SUPERIOR		350,000,000	350,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		20,773,077,500	20,773,077,500
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,020,000,000	4,020,000,000
	705	EDUCACION SUPERIOR		4,020,000,000	4,020,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		300,000,000	300,000,000
	705	EDUCACION SUPERIOR		300,000,000	300,000,000
TOTAL PRESUPUESTO SECCION				61,193,777,500	61,193,777,500

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0601			
		DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	211,777,000,000		211,777,000,000
		TOTAL PRESUPUESTO SECCION	211,777,000,000		211,777,000,000
		SECCION: 0602			
		FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD			
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,404,000,000	30,404,000,000
C.		PRESUPUESTO DE INVERSION		44,100,000,000	44,100,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,484,000,000	8,484,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		8,484,000,000	8,484,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		25,844,263,000	25,844,263,000
	101	DEFENSA Y SEGURIDAD INTERNA		25,844,263,000	25,844,263,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,225,000,000	7,225,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,225,000,000	7,225,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		364,700,000	364,700,000
	101	DEFENSA Y SEGURIDAD INTERNA		364,700,000	364,700,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,182,037,000	2,182,037,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,182,037,000	2,182,037,000
		TOTAL PRESUPUESTO SECCION		74,504,000,000	74,504,000,000
		SECCION: 0901			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,101,561,083		3,101,561,083
C.		PRESUPUESTO DE INVERSION	2,500,000,000		2,500,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	400,000,000		400,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	200,000,000		200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,260,000,000		1,260,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1502	PARTICIPACION COMUNITARIA	200,000,000		200,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	1,060,000,000		1,060,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	180,000,000		180,000,000
	1502	PARTICIPACION COMUNITARIA	180,000,000		180,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	250,000,000		250,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	250,000,000		250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	210,000,000		210,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	210,000,000		210,000,000
TOTAL PRESUPUESTO SECCION			5,601,561,083		5,601,561,083

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	184,115,428,372		184,115,428,372
TOTAL PRESUPUESTO SECCION		184,115,428,372		184,115,428,372

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	74,352,881,522	53,161,601,715	127,514,483,237
C.		PRESUPUESTO DE INVERSION	3,007,107,125	5,183,202,125	8,190,309,250
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		700,000,000	700,000,000
	1002	RELACIONES EXTERIORES		700,000,000	700,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	861,107,125	1,943,202,125	2,804,309,250
	1002	RELACIONES EXTERIORES	861,107,125	1,943,202,125	2,804,309,250
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,040,000,000	2,040,000,000
	1002	RELACIONES EXTERIORES		2,040,000,000	2,040,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,146,000,000	200,000,000	1,346,000,000
	1002	RELACIONES EXTERIORES	1,146,000,000	200,000,000	1,346,000,000
420		ESTUDIOS DE PREINVERSION		300,000,000	300,000,000
	1002	RELACIONES EXTERIORES		300,000,000	300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	1002	RELACIONES EXTERIORES	1,000,000,000		1,000,000,000
TOTAL PRESUPUESTO SECCION			77,359,988,647	58,344,803,840	135,704,792,487

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,276,583,077,379		6,276,583,077,379
C.		PRESUPUESTO DE INVERSION	1,023,263,418,240		1,023,263,418,240
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,476,701,810		2,476,701,810
	1000	INTERSUBSECTORIAL GOBIERNO	2,476,701,810		2,476,701,810
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	8,598,926,066		8,598,926,066
	1000	INTERSUBSECTORIAL GOBIERNO	8,598,926,066		8,598,926,066
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	600,000,000		600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	49,990,316,374		49,990,316,374
	1000	INTERSUBSECTORIAL GOBIERNO	49,990,316,374		49,990,316,374
610		CREDITOS	70,063,000,000		70,063,000,000
	304	SERVICIOS INTEGRALES DE SALUD	70,063,000,000		70,063,000,000
620		SUBSIDIOS DIRECTOS	21,000,000,000		21,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	21,000,000,000		21,000,000,000
630		TRANSFERENCIAS	870,534,473,990		870,534,473,990
	600	INTERSUBSECTORIAL TRANSPORTE	553,494,473,990		553,494,473,990
	1000	INTERSUBSECTORIAL GOBIERNO	317,040,000,000		317,040,000,000
TOTAL PRESUPUESTO SECCION			7,299,846,495,619		7,299,846,495,619

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	8,670,427,358		8,670,427,358

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	4,600,000,000		4,600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,030,000,000		3,030,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,030,000,000		3,030,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	198,000,000		198,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	198,000,000		198,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,372,000,000		1,372,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,372,000,000		1,372,000,000
TOTAL PRESUPUESTO SECCION			13,270,427,358		13,270,427,358

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,548,604,055	5,548,604,055
C.		PRESUPUESTO DE INVERSION		260,020,000	260,020,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		260,020,000	260,020,000
	1000	INTERSUBSECTORIAL GOBIERNO		260,020,000	260,020,000
TOTAL PRESUPUESTO SECCION				5,808,624,055	5,808,624,055

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	318,491,424,500	32,016,292,000	350,507,716,500
C.		PRESUPUESTO DE INVERSION	149,833,925,830		149,833,925,830
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,500,000,000		7,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,500,000,000		7,500,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,099,374,000		2,099,374,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,099,374,000		2,099,374,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	140,234,551,830		140,234,551,830
	1000	INTERSUBSECTORIAL GOBIERNO	140,234,551,830		140,234,551,830
TOTAL PRESUPUESTO SECCION			468,325,350,330	32,016,292,000	500,341,642,330

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1312			
		UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,765,386,110		3,765,386,110
		TOTAL PRESUPUESTO SECCION	3,765,386,110		3,765,386,110
		SECCION: 1313			
		SUPERINTENDENCIA FINANCIERA DE COLOMBIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		109,970,243,105	109,970,243,105
C.		PRESUPUESTO DE INVERSION		16,444,205,567	16,444,205,567
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,700,000,000	4,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,700,000,000	4,700,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		9,000,000,000	9,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,000,000,000	9,000,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,139,866,667	1,139,866,667
	1000	INTERSUBSECTORIAL GOBIERNO		1,139,866,667	1,139,866,667
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,200,000,000	1,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,200,000,000	1,200,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		204,338,900	204,338,900
	1000	INTERSUBSECTORIAL GOBIERNO		204,338,900	204,338,900
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		200,000,000	200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		200,000,000	200,000,000
		TOTAL PRESUPUESTO SECCION		126,414,448,672	126,414,448,672
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	39,091,635,231,723		39,091,635,231,723
		TOTAL PRESUPUESTO SECCION	39,091,635,231,723		39,091,635,231,723
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,069,263,579,252		6,069,263,579,252

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	1,007,394,100,000		1,007,394,100,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	81,520,094,504		81,520,094,504
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	63,775,088,396		63,775,088,396
	101	DEFENSA Y SEGURIDAD INTERNA	5,863,051,546		5,863,051,546
	300	INTERSUBSECTORIAL SALUD	5,934,071,562		5,934,071,562
	607	TRANSPORTE MARITIMO	947,883,000		947,883,000
	1400	INTERSUBSECTORIAL VIVIENDA	5,000,000,000		5,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,337,865,439		2,337,865,439
	101	DEFENSA Y SEGURIDAD INTERNA	1,837,865,439		1,837,865,439
	300	INTERSUBSECTORIAL SALUD	500,000,000		500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	22,126,634,041		22,126,634,041
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	601,536,827		601,536,827
	101	DEFENSA Y SEGURIDAD INTERNA	16,689,446,500		16,689,446,500
	1201	ACUEDUCTO Y ALCANTARILLADO	4,835,650,714		4,835,650,714
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	682,721,547,122		682,721,547,122
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	334,422,358,083		334,422,358,083
	101	DEFENSA Y SEGURIDAD INTERNA	334,185,189,601		334,185,189,601
	300	INTERSUBSECTORIAL SALUD	14,113,999,438		14,113,999,438
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	197,062,485,894		197,062,485,894
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	119,207,301,014		119,207,301,014
	101	DEFENSA Y SEGURIDAD INTERNA	77,855,184,880		77,855,184,880
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	18,275,473,000		18,275,473,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,028,125,000		7,028,125,000
	101	DEFENSA Y SEGURIDAD INTERNA	11,247,348,000		11,247,348,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,350,000,000		3,350,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,350,000,000		3,350,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		TOTAL PRESUPUESTO SECCION	7,076,657,679,252		7,076,657,679,252

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	805,391,000,000	160,185,042,000	965,576,042,000
		TOTAL PRESUPUESTO SECCION	805,391,000,000	160,185,042,000	965,576,042,000

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,268,900,000	19,268,900,000
C.		PRESUPUESTO DE INVERSION		8,120,000,000	8,120,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		6,513,581,200	6,513,581,200
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,286,581,200	6,286,581,200
	1400	INTERSUBSECTORIAL VIVIENDA		227,000,000	227,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,606,418,800	1,606,418,800
	1400	INTERSUBSECTORIAL VIVIENDA		1,606,418,800	1,606,418,800
		TOTAL PRESUPUESTO SECCION		27,388,900,000	27,388,900,000

SECCION: 1508

DEFENSA CIVIL COLOMBIANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,041,500,000	1,320,000,000	11,361,500,000
C.		PRESUPUESTO DE INVERSION	1,065,036,000		1,065,036,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,065,036,000		1,065,036,000
	103	DEFENSA CIVIL	1,065,036,000		1,065,036,000
		TOTAL PRESUPUESTO SECCION	11,106,536,000	1,320,000,000	12,426,536,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		21,868,498,000	21,868,498,000
C.		PRESUPUESTO DE INVERSION		4,700,000,000	4,700,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,418,700,000	3,418,700,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,418,700,000	3,418,700,000
640		INVERSIONES Y APORTES FINANCIEROS		1,281,300,000	1,281,300,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,281,300,000	1,281,300,000
TOTAL PRESUPUESTO SECCION				26,568,498,000	26,568,498,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,086,215,000,000	112,772,000,000	1,198,987,000,000
TOTAL PRESUPUESTO SECCION			1,086,215,000,000	112,772,000,000	1,198,987,000,000

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		77,689,353,267	77,689,353,267
TOTAL PRESUPUESTO SECCION				77,689,353,267	77,689,353,267

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,345,000,000	129,898,000,000	143,243,000,000
C.		PRESUPUESTO DE INVERSION	6,849,060,000		6,849,060,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,308,015,887		1,308,015,887
	101	DEFENSA Y SEGURIDAD INTERNA	1,308,015,887		1,308,015,887
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	492,133,720		492,133,720
	304	SERVICIOS INTEGRALES DE SALUD	492,133,720		492,133,720
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,794,002,170		2,794,002,170
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,607,801,360		2,607,801,360
	101	DEFENSA Y SEGURIDAD INTERNA	186,200,810		186,200,810
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,254,908,223		2,254,908,223
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,254,908,223		2,254,908,223
TOTAL PRESUPUESTO SECCION			20,194,060,000	129,898,000,000	150,092,060,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		280,052,200,000	280,052,200,000
C.		PRESUPUESTO DE INVERSION		2,050,000,000	2,050,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,050,000,000	2,050,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,050,000,000	2,050,000,000
TOTAL PRESUPUESTO SECCION				282,102,200,000	282,102,200,000

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		*PRESUPUESTO DE FUNCIONAMIENTO*	3,896,838,000,000		3,896,838,000,000
C.		PRESUPUESTO DE INVERSION	154,344,605,000		154,344,605,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	57,639,119,913		57,639,119,913
	101	DEFENSA Y SEGURIDAD INTERNA	57,639,119,913		57,639,119,913
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	90,514,616,651		90,514,616,651
	101	DEFENSA Y SEGURIDAD INTERNA	87,486,577,508		87,486,577,508
	300	INTERSUBSECTORIAL SALUD	3,028,039,143		3,028,039,143
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,190,868,436		6,190,868,436
	101	DEFENSA Y SEGURIDAD INTERNA	6,190,868,436		6,190,868,436
TOTAL PRESUPUESTO SECCION			4,051,182,605,000		4,051,182,605,000

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	128,699,748,000		128,699,748,000
C.		PRESUPUESTO DE INVERSION	678,740,000,000		678,740,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	300,000,000		300,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	300,000,000		300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	28,000,000,000		28,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	28,000,000,000		28,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	22,000,000,000		22,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	22,000,000,000		22,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	12,340,000,000		12,340,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,340,000,000		12,340,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	486,000,000,000		486,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	366,000,000,000		366,000,000,000
	1106	COMERCIALIZACION	120,000,000,000		120,000,000,000
610		CREDITOS	36,000,000,000		36,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	36,000,000,000		36,000,000,000
620		SUBSIDIOS DIRECTOS	60,000,000,000		60,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	60,000,000,000		60,000,000,000
630		TRANSFERENCIAS	24,100,000,000		24,100,000,000
	902	MANEJO	20,000,000,000		20,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,100,000,000		4,100,000,000
TOTAL PRESUPUESTO SECCION			807,439,748,000		807,439,748,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,460,200,000	2,730,900,000	58,191,100,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	261,403,400		261,403,400
C.		PRESUPUESTO DE INVERSION	19,868,400,000	35,781,600,000	55,650,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,700,000,000	1,700,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		1,700,000,000	1,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	150,000,000	600,000,000	750,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	150,000,000	600,000,000	750,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,900,000,000		1,900,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,900,000,000		1,900,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	600,000,000		600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	17,218,400,000	33,481,600,000	50,700,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	17,218,400,000	33,481,600,000	50,700,000,000
TOTAL PRESUPUESTO SECCION			75,590,003,400	38,512,500,000	114,102,503,400

SECCION: 1703

INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	48,558,500,000		48,558,500,000
TOTAL PRESUPUESTO SECCION			48,558,500,000		48,558,500,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	51,303,500,000	2,500,000,000	53,803,500,000
C.		PRESUPUESTO DE INVERSION	244,481,000,000	18,395,000,000	262,876,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,498,999,825	12,482,000,000	162,980,999,825
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	150,498,999,825	12,482,000,000	162,980,999,825
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	31,000,000,000		31,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
	1107	TENENCIA DE LA TIERRA	21,000,000,000		21,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,288,000,175	1,711,650,825	4,999,651,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	3,288,000,175	1,711,650,825	4,999,651,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	11,067,000,000	628,349,175	11,695,349,175
	1100	INTERSUBSECTORIAL AGROPECUARIO	11,067,000,000	628,349,175	11,695,349,175
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	8,627,000,000	3,573,000,000	12,200,000,000
	1104	PESCA Y ACUICULTURA	8,627,000,000	3,573,000,000	12,200,000,000
620		SUBSIDIOS DIRECTOS	40,000,000,000		40,000,000,000
	1107	TENENCIA DE LA TIERRA	40,000,000,000		40,000,000,000
TOTAL PRESUPUESTO SECCION			295,784,500,000	20,895,000,000	316,679,500,000

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	44,774,223,000		44,774,223,000
C.		PRESUPUESTO DE INVERSION	3,907,789,000,000		3,907,789,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	300,000,000		300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	28,990,000,000		28,990,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,990,000,000		1,990,000,000
	500	INTERSUBSECTORIAL ENERGIA	27,000,000,000		27,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	4,034,000,000		4,034,000,000
	501	GENERACION ELECTRICA	3,834,000,000		3,834,000,000
	504	DISTRIBUCION ELECTRICA	200,000,000		200,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,003,000,000		1,003,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,003,000,000		1,003,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	567,000,000		567,000,000
	1303	SEGURIDAD OCUPACIONAL	567,000,000		567,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,921,400,000		3,921,400,000
	202	PEQUENA Y MEDIANA INDUSTRIA	2,500,400,000		2,500,400,000
	501	GENERACION ELECTRICA	250,000,000		250,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	1,171,000,000		1,171,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,214,000,000		1,214,000,000
	501	GENERACION ELECTRICA	714,000,000		714,000,000
	504	DISTRIBUCION ELECTRICA	300,000,000		300,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	200,000,000		200,000,000
420		ESTUDIOS DE PREINVERSION	1,850,650,000		1,850,650,000
	207	MINERIA	1,230,650,000		1,230,650,000
	504	DISTRIBUCION ELECTRICA	300,000,000		300,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	320,000,000		320,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,037,950,000		2,037,950,000
	207	MINERIA	2,037,950,000		2,037,950,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	120,000,000		120,000,000
	1502	PARTICIPACION COMUNITARIA	120,000,000		120,000,000
620		SUBSIDIOS DIRECTOS	3,384,250,000,000		3,384,250,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,384,250,000,000		3,384,250,000,000
630		TRANSFERENCIAS	479,501,000,000		479,501,000,000
	500	INTERSUBSECTORIAL ENERGIA	479,501,000,000		479,501,000,000
TOTAL PRESUPUESTO SECCION			3,952,563,223,000		3,952,563,223,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,876,274,000	18,735,800,000	30,612,074,000
C.		PRESUPUESTO DE INVERSION	15,750,000,000	58,282,000,000	74,032,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,278,240,000	800,000,000	2,078,240,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,278,240,000	800,000,000	2,078,240,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		500,000,000	500,000,000
	207	MINERIA		500,000,000	500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,300,000,000		4,300,000,000
	207	MINERIA	4,300,000,000		4,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	7,771,760,000	51,482,000,000	59,253,760,000
	207	MINERIA	6,931,760,000	51,167,750,000	58,099,510,000
	903	MITIGACION	840,000,000	314,250,000	1,154,250,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,400,000,000	5,500,000,000	7,900,000,000
	207	MINERIA	2,400,000,000	5,500,000,000	7,900,000,000
TOTAL PRESUPUESTO SECCION			27,626,274,000	77,017,800,000	104,644,074,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,388,723,000	4,388,723,000
C.		PRESUPUESTO DE INVERSION		7,200,000,000	7,200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,074,328,000	1,074,328,000
	500	INTERSUBSECTORIAL ENERGIA		1,074,328,000	1,074,328,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,461,500,000	1,461,500,000
	207	MINERIA		1,461,500,000	1,461,500,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,664,172,000	4,664,172,000
	500	INTERSUBSECTORIAL ENERGIA		3,084,172,000	3,084,172,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,580,000,000	1,580,000,000
TOTAL PRESUPUESTO SECCION				11,588,723,000	11,588,723,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	26,506,589,000	25,558,345,000	52,064,934,000
C.		PRESUPUESTO DE INVERSION		9,500,000,000	9,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,500,000,000	2,500,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,500,000,000	2,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		7,000,000,000	7,000,000,000
	505	GENERACION DE ENERGIA NO CONVENCIONAL		7,000,000,000	7,000,000,000
TOTAL PRESUPUESTO SECCION			26,506,589,000	35,058,345,000	61,564,934,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		66,424,562,000	66,424,562,000
C.		PRESUPUESTO DE INVERSION		73,935,000,000	73,935,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		9,016,800,000	9,016,800,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		9,016,800,000	9,016,800,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		49,094,000,000	49,094,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		49,094,000,000	49,094,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		15,824,200,000	15,824,200,000
	505	GENERACION DE ENERGIA NO CONVENCIONAL		15,824,200,000	15,824,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION				140,359,562,000	140,359,562,000

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,570,759,398,889		13,570,759,398,889
C.		PRESUPUESTO DE INVERSION	642,413,683,721		642,413,683,721
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	83,600,000,000		83,600,000,000
	700	INTERSUBSECTORIAL EDUCACION	81,000,000,000		81,000,000,000
	705	EDUCACION SUPERIOR	2,600,000,000		2,600,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	84,260,000,000		84,260,000,000
	700	INTERSUBSECTORIAL EDUCACION	4,260,000,000		4,260,000,000
	703	EDUCACION SECUNDARIA	80,000,000,000		80,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	130,028,627,500		130,028,627,500
	700	INTERSUBSECTORIAL EDUCACION	45,200,000,000		45,200,000,000
	705	EDUCACION SUPERIOR	67,828,627,500		67,828,627,500
	706	EDUCACION DE ADULTOS	17,000,000,000		17,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	22,000,000,000		22,000,000,000
	700	INTERSUBSECTORIAL EDUCACION	22,000,000,000		22,000,000,000
620		SUBSIDIOS DIRECTOS	155,000,000,000		155,000,000,000
	703	EDUCACION SECUNDARIA	155,000,000,000		155,000,000,000
630		TRANSFERENCIAS	119,254,080,946		119,254,080,946
	300	INTERSUBSECTORIAL SALUD	9,871,630,575		9,871,630,575
	705	EDUCACION SUPERIOR	109,382,450,371		109,382,450,371
640		INVERSIONES Y APORTES FINANCIEROS	48,270,975,275		48,270,975,275
	705	EDUCACION SUPERIOR	48,270,975,275		48,270,975,275
TOTAL PRESUPUESTO SECCION			14,213,173,082,610		14,213,173,082,610

SECCION: 2202

INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		40,242,890,702	40,242,890,702

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	2,329,836,863		2,329,836,863
C.		PRESUPUESTO DE INVERSION		15,105,825,000	15,105,825,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		15,105,825,000	15,105,825,000
	705	EDUCACION SUPERIOR		15,105,825,000	15,105,825,000
TOTAL PRESUPUESTO SECCION			2,329,836,863	55,348,715,702	57,678,552,565

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,139,403,621	46,972,183	2,186,375,804
C.		PRESUPUESTO DE INVERSION	565,558,554	204,768,052	770,326,606
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	388,458,554	163,139,092	551,597,646
	705	EDUCACION SUPERIOR	62,000,000	130,139,092	192,139,092
	707	EDUCACION ESPECIAL	326,458,554	33,000,000	359,458,554
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	56,000,000	26,628,960	82,628,960
	301	PREVENCION EN SALUD	46,000,000	21,628,960	67,628,960
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	10,000,000	5,000,000	15,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	45,100,000		45,100,000
	707	EDUCACION ESPECIAL	45,100,000		45,100,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	76,000,000	15,000,000	91,000,000
	700	INTERSUBSECTORIAL EDUCACION	76,000,000	15,000,000	91,000,000
TOTAL PRESUPUESTO SECCION			2,704,962,175	251,740,235	2,956,702,410

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,822,486,904	73,463,500	2,895,950,404
C.		PRESUPUESTO DE INVERSION	566,719,923	217,462,500	784,182,423
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000	46,000,000	76,000,000
	707	EDUCACION ESPECIAL	30,000,000	46,000,000	76,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	309,650,000	40,000,000	349,650,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	707	EDUCACION ESPECIAL	309,650,000	40,000,000	349,650,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	158,488,423	84,044,000	242,532,423
	707	EDUCACION ESPECIAL	158,488,423	84,044,000	242,532,423
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	68,581,500	47,418,500	116,000,000
	707	EDUCACION ESPECIAL	68,581,500	47,418,500	116,000,000
TOTAL PRESUPUESTO SECCION			3,389,206,827	290,926,000	3,680,132,827

SECCION: 2211

INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,728,515,818	1,551,650,787	8,280,166,605
C.		PRESUPUESTO DE INVERSION		7,233,477,467	7,233,477,467
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		6,733,477,467	6,733,477,467
	705	EDUCACION SUPERIOR		6,733,477,467	6,733,477,467
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		500,000,000	500,000,000
	705	EDUCACION SUPERIOR		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION			6,728,515,818	8,785,128,254	15,513,644,072

SECCION: 2231

COLEGIO MAYOR DE BOLIVAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,078,619,967	1,307,461,247	3,386,081,214
C.		PRESUPUESTO DE INVERSION		450,000,000	450,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		450,000,000	450,000,000
	705	EDUCACION SUPERIOR		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			2,078,619,967	1,757,461,247	3,836,081,214

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,315,453,124	1,511,042,684	6,826,495,808
C.		PRESUPUESTO DE INVERSION		1,511,173,100	1,511,173,100
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		661,173,100	661,173,100
	705	EDUCACION SUPERIOR		661,173,100	661,173,100

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		740,000,000	740,000,000
	700	INTERSUBSECTORIAL EDUCACION		350,000,000	350,000,000
	705	EDUCACION SUPERIOR		390,000,000	390,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		110,000,000	110,000,000
	705	EDUCACION SUPERIOR		110,000,000	110,000,000
TOTAL PRESUPUESTO SECCION			5,315,453,124	3,022,215,784	8,337,668,908

SECCION: 2235

INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,412,798,463	1,217,574,776	2,630,373,239
TOTAL PRESUPUESTO SECCION		1,412,798,463	1,217,574,776	2,630,373,239

SECCION: 2236

INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,878,440,740	557,916,691	2,436,357,431
TOTAL PRESUPUESTO SECCION		1,878,440,740	557,916,691	2,436,357,431

SECCION: 2237

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,554,269,719	426,109,200	1,980,378,919
TOTAL PRESUPUESTO SECCION		1,554,269,719	426,109,200	1,980,378,919

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	758,628,005	254,767,867	1,013,395,872
TOTAL PRESUPUESTO SECCION		758,628,005	254,767,867	1,013,395,872

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,420,441,580	508,663,911	1,929,105,491
C.		PRESUPUESTO DE INVERSION		453,434,785	453,434,785
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		453,434,785	453,434,785
	705	EDUCACION SUPERIOR		453,434,785	453,434,785
TOTAL PRESUPUESTO SECCION			1,420,441,580	962,098,696	2,382,540,276

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2240

INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,644,193,974	385,902,572	2,030,096,546
C.		PRESUPUESTO DE INVERSION		170,000,000	170,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		170,000,000	170,000,000
	705	EDUCACION SUPERIOR		170,000,000	170,000,000
TOTAL PRESUPUESTO SECCION			1,644,193,974	555,902,572	2,200,096,546

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,091,473,160	655,842,000	4,747,315,160
TOTAL PRESUPUESTO SECCION			4,091,473,160	655,842,000	4,747,315,160

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,870,941,876	642,522,406	2,513,464,282
TOTAL PRESUPUESTO SECCION			1,870,941,876	642,522,406	2,513,464,282

SECCION: 2243

COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,250,890,957	214,538,500	1,465,429,457
C.		PRESUPUESTO DE INVERSION		69,000,000	69,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		69,000,000	69,000,000
	705	EDUCACION SUPERIOR		69,000,000	69,000,000
TOTAL PRESUPUESTO SECCION			1,250,890,957	283,538,500	1,534,429,457

SECCION: 2254

INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,637,042,868	1,389,413,283	3,026,456,151
C.		PRESUPUESTO DE INVERSION		910,769,700	910,769,700
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		255,000,000	255,000,000
	705	EDUCACION SUPERIOR		255,000,000	255,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		260,123,300	260,123,300

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR		260,123,300	260,123,300
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		286,000,000	286,000,000
	705	EDUCACION SUPERIOR		286,000,000	286,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		109,646,400	109,646,400
	705	EDUCACION SUPERIOR		109,646,400	109,646,400
TOTAL PRESUPUESTO SECCION			1,637,042,868	2,300,182,983	3,937,225,851

SECCION: 2301

MINISTERIO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	46,292,296,000		46,292,296,000
C.		PRESUPUESTO DE INVERSION	2,200,000,000		2,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	590,000,000		590,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	590,000,000		590,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,610,000,000		1,610,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,610,000,000		1,610,000,000
TOTAL PRESUPUESTO SECCION			48,492,296,000		48,492,296,000

SECCION: 2306

FONDO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		105,502,298,000	105,502,298,000
C.		PRESUPUESTO DE INVERSION		329,631,520,000	329,631,520,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		9,727,400,000	9,727,400,000
	400	INTERSUBSECTORIAL COMUNICACIONES		9,727,400,000	9,727,400,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,381,600,000	1,381,600,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,381,600,000	1,381,600,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		264,144,520,000	264,144,520,000
	400	INTERSUBSECTORIAL COMUNICACIONES		264,144,520,000	264,144,520,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		31,175,000,000	31,175,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		31,175,000,000	31,175,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		7,402,000,000	7,402,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,402,000,000	7,402,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		664,000,000	664,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		664,000,000	664,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		15,137,000,000	15,137,000,000
	401	CORREO		11,379,000,000	11,379,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,758,000,000	3,758,000,000
TOTAL PRESUPUESTO SECCION				435,133,818,000	435,133,818,000

SECCION: 2307

COMISION NACIONAL DE TELEVISION

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		107,343,232,000	107,343,232,000
TOTAL PRESUPUESTO SECCION				107,343,232,000	107,343,232,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	113,502,274,000		113,502,274,000
C.		PRESUPUESTO DE INVERSION	40,899,637,125		40,899,637,125
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	150,000,000		150,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	150,000,000		150,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000		1,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,300,000,000		4,300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,300,000,000		4,300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	8,000,000,000		8,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	7,000,000,000		7,000,000,000
	604	RED URBANA	1,000,000,000		1,000,000,000
630		TRANSFERENCIAS	27,049,637,125		27,049,637,125
	600	INTERSUBSECTORIAL TRANSPORTE	27,049,637,125		27,049,637,125
TOTAL PRESUPUESTO SECCION			154,401,911,125		154,401,911,125

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	34,944,983,000	34,029,304,000	68,974,287,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	291,175,574,000		291,175,574,000
C.		PRESUPUESTO DE INVERSION	1,782,427,980,000	497,829,599,989	2,280,257,579,989
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	351,010,094,005	20,000,000,000	371,010,094,005
	600	INTERSUBSECTORIAL TRANSPORTE	90,100,000,000	13,000,000,000	103,100,000,000
	601	RED TRONCAL NACIONAL	243,909,878,190	5,000,000,000	248,909,878,190
	603	CAMINOS VECINALES	3,500,000,000	1,000,000,000	4,500,000,000
	606	TRANSPORTE FLUVIAL	13,500,215,815	1,000,000,000	14,500,215,815
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,415,710,395,995	393,461,228,225	1,809,171,624,220
	600	INTERSUBSECTORIAL TRANSPORTE	1,050,122,636,990	57,792,660,000	1,107,915,296,990
	601	RED TRONCAL NACIONAL	276,587,759,005	263,749,178,225	540,336,937,230
	603	CAMINOS VECINALES	50,000,000,000		50,000,000,000
	606	TRANSPORTE FLUVIAL	39,000,000,000		39,000,000,000
	607	TRANSPORTE MARITIMO		71,919,390,000	71,919,390,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000	2,000,000,000	2,200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000	2,000,000,000	2,200,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		3,784,900,000	3,784,900,000
	600	INTERSUBSECTORIAL TRANSPORTE		3,784,900,000	3,784,900,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,500,000,000	31,000,000,000	34,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	3,500,000,000	31,000,000,000	34,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,721,000,000	2,721,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		2,721,000,000	2,721,000,000
420		ESTUDIOS DE PREINVERSION	6,500,000,000	2,348,172,286	8,848,172,286
	600	INTERSUBSECTORIAL TRANSPORTE	6,500,000,000	2,348,172,286	8,848,172,286
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,181,000,000		1,181,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,181,000,000		1,181,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		600,000,000	600,000,000
	700	INTERSUBSECTORIAL EDUCACION		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,326,490,000	41,914,299,478	46,240,789,478
	600	INTERSUBSECTORIAL TRANSPORTE	4,326,490,000	41,914,299,478	46,240,789,478
TOTAL PRESUPUESTO SECCION			2,108,548,537,000	531,858,903,989	2,640,407,440,989

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		200,066,768,000	200,066,768,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		2,671,632,000	2,671,632,000
C.		PRESUPUESTO DE INVERSION	16,704,300,000	117,470,230,000	134,174,530,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,910,000,000	7,814,030,000	9,724,030,000
	608	TRANSPORTE AEREO	1,910,000,000	7,814,030,000	9,724,030,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,200,000,000		2,200,000,000
	608	TRANSPORTE AEREO	2,200,000,000		2,200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,594,300,000	12,998,000,000	25,592,300,000
	608	TRANSPORTE AEREO	12,594,300,000	12,998,000,000	25,592,300,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	608	TRANSPORTE AEREO		1,000,000,000	1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		63,349,200,000	63,349,200,000
	608	TRANSPORTE AEREO		63,349,200,000	63,349,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		21,450,000,000	21,450,000,000
	608	TRANSPORTE AEREO		21,450,000,000	21,450,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,000,000,000	1,000,000,000
	608	TRANSPORTE AEREO		1,000,000,000	1,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,000,000,000	1,000,000,000
	608	TRANSPORTE AEREO		1,000,000,000	1,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		8,859,000,000	8,859,000,000
	608	TRANSPORTE AEREO		8,859,000,000	8,859,000,000
TOTAL PRESUPUESTO SECCION			16,704,300,000	320,208,630,000	336,912,930,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,081,528,000	11,301,141,000	12,382,669,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	81,536,026,616		81,536,026,616
C.		PRESUPUESTO DE INVERSION	535,617,563,000	78,828,900,000	614,446,463,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	492,730,950,000	77,715,513,000	570,446,463,000
	600	INTERSUBSECTORIAL TRANSPORTE	460,550,577,600		460,550,577,600
	601	RED TRONCAL NACIONAL	30,000,000,000		30,000,000,000
	605	TRANSPORTE FERREO	2,180,372,400	77,715,513,000	79,895,885,400
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	42,886,613,000	1,113,387,000	44,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	42,886,613,000	1,113,387,000	44,000,000,000
TOTAL PRESUPUESTO SECCION			618,235,117,616	90,130,041,000	708,365,158,616

SECCION: 2501

MINISTERIO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	243,489,337,084		243,489,337,084
C.		PRESUPUESTO DE INVERSION	19,868,700,000		19,868,700,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,400,000,000		1,400,000,000
	803	ADMINISTRACION DE JUSTICIA	1,400,000,000		1,400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,359,500,000		2,359,500,000
	803	ADMINISTRACION DE JUSTICIA	2,359,500,000		2,359,500,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,645,000,000		1,645,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,645,000,000		1,645,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,109,200,000		3,109,200,000
	803	ADMINISTRACION DE JUSTICIA	3,109,200,000		3,109,200,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,355,000,000		11,355,000,000
	800	INTERSUBSECTORIAL JUSTICIA	11,355,000,000		11,355,000,000
TOTAL PRESUPUESTO SECCION			263,358,037,084		263,358,037,084

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	113,114,818,158		113,114,818,158
C.		PRESUPUESTO DE INVERSION	5,300,000,000		5,300,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,000,000,000		2,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	814,585,787		814,585,787
	800	INTERSUBSECTORIAL JUSTICIA	614,585,787		614,585,787
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	99,545,900		99,545,900
	800	INTERSUBSECTORIAL JUSTICIA	99,545,900		99,545,900
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,565,868,313		1,565,868,313
	800	INTERSUBSECTORIAL JUSTICIA	1,403,600,000		1,403,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	162,268,313		162,268,313
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	520,000,000		520,000,000
	803	ADMINISTRACION DE JUSTICIA	100,000,000		100,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	420,000,000		420,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			118,414,818,158		118,414,818,158

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	182,195,102,620		182,195,102,620
C.		PRESUPUESTO DE INVERSION	19,000,000,000		19,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,111,310,000		2,111,310,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,111,310,000		2,111,310,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	14,108,690,000		14,108,690,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,108,690,000		14,108,690,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,520,000,000		2,520,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,520,000,000		2,520,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	260,000,000		260,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	260,000,000		260,000,000
TOTAL PRESUPUESTO SECCION			201,195,102,620		201,195,102,620

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,971,673,758	19,504,658,000	40,476,331,758
C.		PRESUPUESTO DE INVERSION		1,445,750,000	1,445,750,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,445,750,000	1,445,750,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,445,750,000	1,445,750,000
TOTAL PRESUPUESTO SECCION			20,971,673,758	20,950,408,000	41,922,081,758

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,169,004,543,747		1,169,004,543,747

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	91,400,000,000		91,400,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,663,000,000		10,663,000,000
	803	ADMINISTRACION DE JUSTICIA	10,663,000,000		10,663,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,634,000,000		8,634,000,000
	803	ADMINISTRACION DE JUSTICIA	8,634,000,000		8,634,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,600,000,000		18,600,000,000
	803	ADMINISTRACION DE JUSTICIA	18,600,000,000		18,600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	37,455,000,000		37,455,000,000
	803	ADMINISTRACION DE JUSTICIA	37,455,000,000		37,455,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	803	ADMINISTRACION DE JUSTICIA	10,000,000,000		10,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	5,038,000,000		5,038,000,000
	803	ADMINISTRACION DE JUSTICIA	5,038,000,000		5,038,000,000
420		ESTUDIOS DE PREINVERSION	1,010,000,000		1,010,000,000
	803	ADMINISTRACION DE JUSTICIA	1,010,000,000		1,010,000,000
TOTAL PRESUPUESTO SECCION			1,260,404,543,747		1,260,404,543,747

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	340,831,755,369		340,831,755,369
C.		PRESUPUESTO DE INVERSION	82,639,810,092		82,639,810,092
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	82,639,810,092		82,639,810,092
	1000	INTERSUBSECTORIAL GOBIERNO	82,639,810,092		82,639,810,092
TOTAL PRESUPUESTO SECCION			423,471,565,461		423,471,565,461

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		14,249,099,844	14,249,099,844
C.		PRESUPUESTO DE INVERSION		19,400,000,000	19,400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,777,449,981	1,777,449,981
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,777,449,981	1,777,449,981
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		6,899,286,122	6,899,286,122
	1000	INTERSUBSECTORIAL GOBIERNO		6,899,286,122	6,899,286,122
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,052,841,158	8,052,841,158
	1000	INTERSUBSECTORIAL GOBIERNO		8,052,841,158	8,052,841,158
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,170,422,739	1,170,422,739
	1000	INTERSUBSECTORIAL GOBIERNO		1,170,422,739	1,170,422,739
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,500,000,000	1,500,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION				33,649,099,844	33,649,099,844

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,283,842,344	5,283,842,344
TOTAL PRESUPUESTO SECCION				5,283,842,344	5,283,842,344

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	922,057,734,916		922,057,734,916
C.		PRESUPUESTO DE INVERSION	55,552,800,000		55,552,800,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	803	ADMINISTRACION DE JUSTICIA	10,000,000,000		10,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	803	ADMINISTRACION DE JUSTICIA	3,000,000,000		3,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,552,800,000		8,552,800,000
	803	ADMINISTRACION DE JUSTICIA	8,552,800,000		8,552,800,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	23,500,000,000		23,500,000,000
	803	ADMINISTRACION DE JUSTICIA	23,500,000,000		23,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,220,000,000		4,220,000,000
	803	ADMINISTRACION DE JUSTICIA	4,220,000,000		4,220,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,730,000,000		4,730,000,000
	803	ADMINISTRACION DE JUSTICIA	4,730,000,000		4,730,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	550,000,000		550,000,000
	803	ADMINISTRACION DE JUSTICIA	550,000,000		550,000,000
TOTAL PRESUPUESTO SECCION			977,610,534,916		977,610,534,916

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	66,618,577,118	912,622,880	67,531,199,998
C.		PRESUPUESTO DE INVERSION	15,047,600,000		15,047,600,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,508,200,000		2,508,200,000
	803	ADMINISTRACION DE JUSTICIA	2,508,200,000		2,508,200,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,091,450,000		1,091,450,000
	803	ADMINISTRACION DE JUSTICIA	1,091,450,000		1,091,450,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,287,200,000		4,287,200,000
	803	ADMINISTRACION DE JUSTICIA	4,287,200,000		4,287,200,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,264,750,000		3,264,750,000
	803	ADMINISTRACION DE JUSTICIA	3,264,750,000		3,264,750,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
	803	ADMINISTRACION DE JUSTICIA	50,000,000		50,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	350,000,000		350,000,000
	803	ADMINISTRACION DE JUSTICIA	350,000,000		350,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,496,000,000		3,496,000,000
	803	ADMINISTRACION DE JUSTICIA	3,496,000,000		3,496,000,000
TOTAL PRESUPUESTO SECCION			81,666,177,118	912,622,880	82,578,799,998

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	74,308,882,529		74,308,882,529
C.		PRESUPUESTO DE INVERSION	374,916,400,000		374,916,400,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	271,457,170,000		271,457,170,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	268,041,170,000		268,041,170,000
	1201	ACUEDUCTO Y ALCANTARILLADO	3,116,000,000		3,116,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,358,000,000		11,358,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	11,358,000,000		11,358,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,900,000,000		6,900,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	6,100,000,000		6,100,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	500,000,000		500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	7,720,000,000		7,720,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	4,066,374,000		4,066,374,000
	901	CONSERVACION	2,088,626,000		2,088,626,000
	902	MANEJO	1,165,000,000		1,165,000,000
	903	MITIGACION	400,000,000		400,000,000
420		ESTUDIOS DE PREINVERSION	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	700,000,000		700,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	700,000,000		700,000,000
510		*ASISTENCIA TECNICA, DIVULGACION* Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,500,000,000		6,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	150,000,000		150,000,000
	902	MANEJO	350,000,000		350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	37,869,230,000		37,869,230,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,169,230,000		9,169,230,000
	901	CONSERVACION	1,400,000,000		1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	20,300,000,000		20,300,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	3,500,000,000		3,500,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	3,500,000,000		3,500,000,000
610		CREDITOS	3,000,000,000		3,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,000,000,000		3,000,000,000
630		TRANSFERENCIAS	28,500,000,000		28,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	18,500,000,000		18,500,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	10,000,000,000		10,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	362,000,000		362,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	362,000,000		362,000,000
TOTAL PRESUPUESTO SECCION			449,225,282,529		449,225,282,529

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,973,681,597		24,973,681,597
C.		PRESUPUESTO DE INVERSION	4,454,000,000	5,500,120,000	9,954,120,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	450,000,000	3,700,120,000	4,150,120,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	450,000,000	3,700,120,000	4,150,120,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	400,000,000		400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	400,000,000		400,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		600,000,000	600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		600,000,000	600,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	800,000,000	700,000,000	1,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	800,000,000	700,000,000	1,500,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,904,000,000	500,000,000	2,404,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,904,000,000	500,000,000	2,404,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000		500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	400,000,000		400,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			29,427,681,597	5,500,120,000	34,927,801,597

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	12,000,000,000	19,690,000,000	31,690,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,000,000,000		12,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	12,000,000,000		12,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		19,690,000,000	19,690,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		18,419,000,000	18,419,000,000
	901	CONSERVACION		1,271,000,000	1,271,000,000
TOTAL PRESUPUESTO SECCION			12,000,000,000	19,690,000,000	31,690,000,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	124,122,183		124,122,183
TOTAL PRESUPUESTO SECCION			124,122,183		124,122,183

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,072,039,110		3,072,039,110
TOTAL PRESUPUESTO SECCION			3,072,039,110		3,072,039,110

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,040,886,292		2,040,886,292
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	901	CONSERVACION	70,000,000		70,000,000
	902	MANEJO	120,000,000		120,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	60,000,000		60,000,000
TOTAL PRESUPUESTO SECCION			2,290,886,292		2,290,886,292

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,032,098,714		2,032,098,714
TOTAL PRESUPUESTO SECCION			2,032,098,714		2,032,098,714

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	998,151,700		998,151,700
C.		PRESUPUESTO DE INVERSION	1,045,000,000		1,045,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,045,000,000		1,045,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,045,000,000		1,045,000,000
TOTAL PRESUPUESTO SECCION			2,043,151,700		2,043,151,700

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,185,437,181		1,185,437,181
TOTAL PRESUPUESTO SECCION			1,185,437,181		1,185,437,181

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,479,883,794		1,479,883,794
TOTAL PRESUPUESTO SECCION			1,479,883,794		1,479,883,794

SECCION: 3216

CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,031,411,811		1,031,411,811
TOTAL PRESUPUESTO SECCION			1,031,411,811		1,031,411,811

SECCION: 3217

CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,643,901,540		1,643,901,540
TOTAL PRESUPUESTO SECCION			1,643,901,540		1,643,901,540

SECCION: 3219

CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,638,388,858		1,638,388,858
C.		PRESUPUESTO DE INVERSION	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,838,388,858		1,838,388,858

SECCION: 3221

CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,098,194,483		3,098,194,483
TOTAL PRESUPUESTO SECCION			3,098,194,483		3,098,194,483

SECCION: 3222

CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,003,951,606		2,003,951,606
TOTAL PRESUPUESTO SECCION			2,003,951,606		2,003,951,606

SECCION: 3223

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,428,320,128		1,428,320,128
C.		PRESUPUESTO DE INVERSION	150,000,000		150,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	902	MANEJO	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,578,320,128		1,578,320,128

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,378,107,471		1,378,107,471
C.		PRESUPUESTO DE INVERSION	350,000,000		350,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	350,000,000		350,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	350,000,000		350,000,000
TOTAL PRESUPUESTO SECCION			1,728,107,471		1,728,107,471

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,384,429,479		1,384,429,479
C.		PRESUPUESTO DE INVERSION	350,000,000		350,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	60,000,000		60,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	40,000,000		40,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	40,000,000		40,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	170,000,000		170,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
	901	CONSERVACION	100,000,000		100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	80,000,000		80,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	902	MANEJO	80,000,000		80,000,000
TOTAL PRESUPUESTO SECCION			1,734,429,479		1,734,429,479

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,516,774,093		1,516,774,093
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	250,000,000		250,000,000
	901	CONSERVACION	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			1,766,774,093		1,766,774,093

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,305,056,530		1,305,056,530
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	110,000,000		110,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	30,000,000		30,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	50,000,000		50,000,000
	902	MANEJO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,555,056,530		1,555,056,530

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,201,359,768		1,201,359,768
TOTAL PRESUPUESTO SECCION			1,201,359,768		1,201,359,768

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,262,313,589		1,262,313,589
C.		PRESUPUESTO DE INVERSION	200,000,000		200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000		40,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	40,000,000		40,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
630		TRANSFERENCIAS	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
TOTAL PRESUPUESTO SECCION			1,462,313,589		1,462,313,589

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,242,271,202		1,242,271,202
TOTAL PRESUPUESTO SECCION		1,242,271,202		1,242,271,202

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,365,281,449		1,365,281,449
TOTAL PRESUPUESTO SECCION		1,365,281,449		1,365,281,449

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,179,150,667		1,179,150,667
TOTAL PRESUPUESTO SECCION		1,179,150,667		1,179,150,667

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,249,749,617		1,249,749,617
TOTAL PRESUPUESTO SECCION		1,249,749,617		1,249,749,617

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,252,334,648		1,252,334,648
TOTAL PRESUPUESTO SECCION		1,252,334,648		1,252,334,648

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,146,915,714		1,146,915,714

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			1,146,915,714		1,146,915,714

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	259,077,230		259,077,230
TOTAL PRESUPUESTO SECCION			259,077,230		259,077,230

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,353,818,397		1,353,818,397
TOTAL PRESUPUESTO SECCION			1,353,818,397		1,353,818,397

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,238,370,585		1,238,370,585
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION			1,488,370,585		1,488,370,585

SECCION: 3240

INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	7,288,158,735	24,639,323,500	31,927,482,235
TOTAL PRESUPUESTO SECCION			7,288,158,735	24,639,323,500	31,927,482,235

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	158,375,000		158,375,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	350,000,000,000		350,000,000,000
620		SUBSIDIOS DIRECTOS	350,000,000,000		350,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	350,000,000,000		350,000,000,000
TOTAL PRESUPUESTO SECCION			350,158,375,000		350,158,375,000

SECCION: 3301
MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	72,165,566,559		72,165,566,559
C.		PRESUPUESTO DE INVERSION	55,784,195,500		55,784,195,500
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	709	ARTE Y CULTURA	7,000,000,000		7,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	709	ARTE Y CULTURA	7,000,000,000		7,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,000,000,000		15,000,000,000
	709	ARTE Y CULTURA	15,000,000,000		15,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,800,000,000		11,800,000,000
	709	ARTE Y CULTURA	11,800,000,000		11,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,400,000,000		4,400,000,000
	709	ARTE Y CULTURA	4,400,000,000		4,400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,784,195,500		2,784,195,500
	709	ARTE Y CULTURA	2,784,195,500		2,784,195,500
620		SUBSIDIOS DIRECTOS	1,800,000,000		1,800,000,000
	709	ARTE Y CULTURA	1,800,000,000		1,800,000,000
650		CAPITALIZACION	6,000,000,000		6,000,000,000
	709	ARTE Y CULTURA	6,000,000,000		6,000,000,000
TOTAL PRESUPUESTO SECCION			127,949,762,059		127,949,762,059

SECCION: 3304
ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,271,778,254	2,263,220,642	5,534,998,896

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	1,936,558,425	8,928,976,332	10,865,534,757
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	104,075,000	4,331,380,000	4,435,455,000
	709	ARTE Y CULTURA	104,075,000	4,331,380,000	4,435,455,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	366,042,700	508,840,000	874,882,700
	709	ARTE Y CULTURA	366,042,700	508,840,000	874,882,700
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,222,768,067	3,975,803,755	5,198,571,822
	709	ARTE Y CULTURA	1,222,768,067	3,975,803,755	5,198,571,822
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	104,523,923	53,026,077	157,550,000
	709	ARTE Y CULTURA	104,523,923	53,026,077	157,550,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	139,148,735	59,926,500	199,075,235
	1000	INTERSUBSECTORIAL GOBIERNO	139,148,735	59,926,500	199,075,235
TOTAL PRESUPUESTO SECCION			5,208,336,679	11,192,196,974	16,400,533,653

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,321,177,048	301,179,450	3,622,356,498
C.		PRESUPUESTO DE INVERSION	1,011,225,000	210,000,000	1,221,225,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	546,225,000	135,000,000	681,225,000
	709	ARTE Y CULTURA	546,225,000	135,000,000	681,225,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000	45,000,000	145,000,000
	709	ARTE Y CULTURA	100,000,000	45,000,000	145,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	125,000,000	30,000,000	155,000,000
	709	ARTE Y CULTURA	125,000,000	30,000,000	155,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	240,000,000		240,000,000
	709	ARTE Y CULTURA	240,000,000		240,000,000
TOTAL PRESUPUESTO SECCION			4,332,402,048	511,179,450	4,843,581,498

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3306			
		INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,238,986,194	3,491,857,051	9,730,843,245
C.		PRESUPUESTO DE INVERSION	61,548,284,903	15,099,354,449	76,647,639,352
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	26,650,698,653	5,200,000,000	31,850,698,653
	708	RECREACION, EDUCACION FISICA Y DEPORTE	26,650,698,653	5,200,000,000	31,850,698,653
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,956,000,000	744,000,000	3,700,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,956,000,000	744,000,000	3,700,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	500,000,000	100,000,000	600,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	500,000,000	100,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	576,000,000	224,000,000	800,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	576,000,000	224,000,000	800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	29,399,386,250	8,487,354,449	37,886,740,699
	708	RECREACION, EDUCACION FISICA Y DEPORTE	29,399,386,250	8,487,354,449	37,886,740,699
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	359,000,000	91,000,000	450,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	359,000,000	91,000,000	450,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	787,200,000	253,000,000	1,040,200,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	787,200,000	253,000,000	1,040,200,000
TOTAL PRESUPUESTO SECCION			67,787,271,097	18,591,211,500	86,378,482,597
		SECCION: 3307			
		INSTITUTO CARO Y CUERVO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,462,179,641	73,711,687	3,535,891,328
C.		PRESUPUESTO DE INVERSION	1,241,844,557		1,241,844,557

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	700,000,000		700,000,000
	709	ARTE Y CULTURA	700,000,000		700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	223,000,000		223,000,000
	709	ARTE Y CULTURA	223,000,000		223,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	318,844,557		318,844,557
	709	ARTE Y CULTURA	318,844,557		318,844,557
TOTAL PRESUPUESTO SECCION			4,704,024,198	73,711,687	4,777,735,885

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,240,566,181		11,240,566,181
C.		PRESUPUESTO DE INVERSION	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,200,000,000		1,200,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,200,000,000		1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			12,740,566,181		12,740,566,181

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	140,165,820,000		140,165,820,000
C.		PRESUPUESTO DE INVERSION	52,785,014,750		52,785,014,750
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,003,000,000		3,003,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,003,000,000		3,003,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,926,364,750		11,926,364,750
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	5,967,000,000		5,967,000,000
	206	TURISMO	5,959,364,750		5,959,364,750

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	568,162,500		568,162,500
	205	COMERCIO EXTERNO	568,162,500		568,162,500
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,200,000,000		1,200,000,000
	205	COMERCIO EXTERNO	1,200,000,000		1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,071,250,000		3,071,250,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,000,000,000		1,000,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	200,000,000		200,000,000
	204	COMERCIO INTERNO	50,000,000		50,000,000
	205	COMERCIO EXTERNO	521,250,000		521,250,000
	206	TURISMO	1,200,000,000		1,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,683,637,500		1,683,637,500
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,683,637,500		1,683,637,500
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	175,000,000		175,000,000
	204	COMERCIO INTERNO	75,000,000		75,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
420		ESTUDIOS DE PREINVERSION	100,000,000		100,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	100,000,000		100,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,100,000,000		2,100,000,000
	205	COMERCIO EXTERNO	2,100,000,000		2,100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	22,400,000,000		22,400,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	400,000,000		400,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	22,000,000,000		22,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,200,000,000		3,200,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,200,000,000		3,200,000,000
610		CREDITOS	3,357,600,000		3,357,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,357,600,000		3,357,600,000
TOTAL PRESUPUESTO SECCION			192,950,834,750		192,950,834,750

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		56,152,665,000	56,152,665,000
C.		PRESUPUESTO DE INVERSION		4,955,805,825	4,955,805,825
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,955,805,825	4,955,805,825
	1000	INTERSUBSECTORIAL GOBIERNO		4,955,805,825	4,955,805,825
TOTAL PRESUPUESTO SECCION				61,108,470,825	61,108,470,825

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	14,517,301,654,763		14,517,301,654,763
C.		PRESUPUESTO DE INVERSION	2,853,146,244,424		2,853,146,244,424
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	147,000,000		147,000,000
	302	SERVICIOS GENERALES DE SALUD	147,000,000		147,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,580,000,000		3,580,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	3,280,000,000		3,280,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,663,000,000		1,663,000,000
	300	INTERSUBSECTORIAL SALUD	1,663,000,000		1,663,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,164,606,510		1,164,606,510
	1302	BIENESTAR SOCIAL A TRABAJADORES	1,164,606,510		1,164,606,510
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	13,458,503,490		13,458,503,490
	300	INTERSUBSECTORIAL SALUD	10,252,065,280		10,252,065,280
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,511,438,210		1,511,438,210
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,695,000,000		1,695,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	149,429,000,000		149,429,000,000
	300	INTERSUBSECTORIAL SALUD	7,115,200,000		7,115,200,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	301	PREVENCION EN SALUD	142,313,800,000		142,313,800,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	17,499,244,424		17,499,244,424
	300	INTERSUBSECTORIAL SALUD	2,721,000,000		2,721,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	14,028,244,424		14,028,244,424
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	750,000,000		750,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,725,480,000		2,725,480,000
	300	INTERSUBSECTORIAL SALUD	2,725,480,000		2,725,480,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	220,500,000		220,500,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	220,500,000		220,500,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,745,000,000		4,745,000,000
	301	PREVENCION EN SALUD	245,000,000		245,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	682,000,000		682,000,000
	300	INTERSUBSECTORIAL SALUD	388,000,000		388,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	294,000,000		294,000,000
620		SUBSIDIOS DIRECTOS	576,640,400,000		576,640,400,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	140,000,000,000		140,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	436,640,400,000		436,640,400,000
630		TRANSFERENCIAS	2,081,191,510,000		2,081,191,510,000
	304	SERVICIOS INTEGRALES DE SALUD	2,064,418,510,000		2,064,418,510,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	16,773,000,000		16,773,000,000
TOTAL PRESUPUESTO SECCION			17,370,447,899,187		17,370,447,899,187

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

		RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	50,786,300,000	50,786,300,000
B.	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	183,500,000	183,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C		PRESUPUESTO DE INVERSION		1,078,772,000,000	1,078,772,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		20,000,000,000	20,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		20,000,000,000	20,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,000,000,000	6,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		6,000,000,000	6,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		710,953,900,000	710,953,900,000
	704	CAPACITACION TECNICA NO PROFESIONAL		710,853,900,000	710,853,900,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		100,000,000	100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		91,900,000,000	91,900,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		91,900,000,000	91,900,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		183,368,100,000	183,368,100,000
	704	CAPACITACION TECNICA NO PROFESIONAL		183,368,100,000	183,368,100,000
610		CREDITOS		35,700,000,000	35,700,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		35,700,000,000	35,700,000,000
620		SUBSIDIOS DIRECTOS		30,850,000,000	30,850,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		30,850,000,000	30,850,000,000
TOTAL PRESUPUESTO SECCION				1,129,741,800,000	1,129,741,800,000

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	200,335,667,000	32,635,432,000	232,971,099,000
C		PRESUPUESTO DE INVERSION	800,000,000		800,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	800,000,000		800,000,000
	1301	REGLAMENTACION DEL TRABAJO	800,000,000		800,000,000
TOTAL PRESUPUESTO SECCION			201,135,667,000	32,635,432,000	233,771,099,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	285,973,000,000	40,821,000,000	326,794,000,000
TOTAL PRESUPUESTO SECCION			285,973,000,000	40,821,000,000	326,794,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3606
INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,899,800,000	1,341,300,000	12,241,100,000
C.		PRESUPUESTO DE INVERSION	7,238,663,024	2,621,453,206	9,860,116,230
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,408,000,000	1,408,000,000
	300	INTERSUBSECTORIAL SALUD		1,408,000,000	1,408,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	956,800,000	468,000,000	1,424,800,000
	300	INTERSUBSECTORIAL SALUD	956,800,000	468,000,000	1,424,800,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	634,063,024	209,853,206	843,916,230
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	634,063,024	209,853,206	843,916,230
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,050,400,000	104,000,000	1,154,400,000
	301	PREVENCION EN SALUD	1,050,400,000	104,000,000	1,154,400,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,547,000,000	322,400,000	1,869,400,000
	300	INTERSUBSECTORIAL SALUD	1,547,000,000	322,400,000	1,869,400,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,050,400,000	104,000,000	3,154,400,000
	300	INTERSUBSECTORIAL SALUD	3,050,400,000	104,000,000	3,154,400,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,200,000	5,200,000
	304	SERVICIOS INTEGRALES DE SALUD		5,200,000	5,200,000
TOTAL PRESUPUESTO SECCION			18,138,463,024	3,962,753,206	22,101,216,230

SECCION: 3607
INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		160,635,730,000	160,635,730,000
C.		PRESUPUESTO DE INVERSION	25,082,000,000	1,831,009,479,000	1,856,091,479,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,082,000,000		3,082,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,082,000,000		3,082,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		73,650,312,500	73,650,312,500

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		73,650,312,500	73,650,312,500
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		27,807,893,072	27,807,893,072
	300	INTERSUBSECTORIAL SALUD		27,807,893,072	27,807,893,072
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		16,602,300,432	16,602,300,432
	300	INTERSUBSECTORIAL SALUD		16,602,300,432	16,602,300,432
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	22,000,000,000	1,707,917,297,996	1,729,917,297,996
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	22,000,000,000	1,707,917,297,996	1,729,917,297,996
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,837,175,000	2,837,175,000
	300	INTERSUBSECTORIAL SALUD		2,837,175,000	2,837,175,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,194,500,000	2,194,500,000
	300	INTERSUBSECTORIAL SALUD		2,194,500,000	2,194,500,000
TOTAL PRESUPUESTO SECCION			25,082,000,000	1,991,645,209,000	2,016,727,209,000

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	400,000,000	20,028,995,000	20,428,995,000
C.		PRESUPUESTO DE INVERSION	2,146,558,278	2,776,048,000	4,922,606,278
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,146,558,278	2,776,048,000	4,922,606,278
	300	INTERSUBSECTORIAL SALUD	2,146,558,278	2,776,048,000	4,922,606,278
TOTAL PRESUPUESTO SECCION			2,546,558,278	22,805,043,000	25,351,601,278

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		20,211,408,000	20,211,408,000
C.		PRESUPUESTO DE INVERSION		19,148,552,562	19,148,552,562
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,603,552,562	5,603,552,562
	300	INTERSUBSECTORIAL SALUD		5,603,552,562	5,603,552,562
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		4,011,000,000	4,011,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		4,011,000,000	4,011,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		756,000,000	756,000,000
	300	INTERSUBSECTORIAL SALUD		756,000,000	756,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		492,000,000	492,000,000
	300	INTERSUBSECTORIAL SALUD		492,000,000	492,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		3,115,000,000	3,115,000,000
	301	PREVENCION EN SALUD		3,115,000,000	3,115,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,171,000,000	5,171,000,000
	301	PREVENCION EN SALUD		5,171,000,000	5,171,000,000
TOTAL PRESUPUESTO SECCION				39,359,960,562	39,359,960,562

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	169,410,778,634		169,410,778,634
C.		PRESUPUESTO DE INVERSION	503,407,000,000		503,407,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	445,770,990,000		445,770,990,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	445,770,990,000		445,770,990,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	1107	TENENCIA DE LA TIERRA	10,000,000,000		10,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,300,000,000		9,300,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	9,300,000,000		9,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,257,810,000		3,257,810,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,367,810,000		1,367,810,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,890,000,000		1,890,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	820,000,000		820,000,000
	800	INTERSUBSECTORIAL JUSTICIA	610,000,000		610,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	210,000,000		210,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	283,000,000		283,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	283,000,000		283,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,077,200,000		2,077,200,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,077,200,000		2,077,200,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	31,898,000,000		31,898,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	16,987,000,000		16,987,000,000
	800	INTERSUBSECTORIAL JUSTICIA	14,098,000,000		14,098,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	413,000,000		413,000,000
TOTAL PRESUPUESTO SECCION			672,817,778,634		672,817,778,634

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,328,956,720		1,328,956,720
TOTAL PRESUPUESTO SECCION		1,328,956,720		1,328,956,720

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,586,305,284		1,586,305,284
TOTAL PRESUPUESTO SECCION		1,586,305,284		1,586,305,284

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,344,860,542		1,344,860,542
C.		PRESUPUESTO DE INVERSION	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			3,344,860,542		3,344,860,542

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3705

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		153,102,905,790	153,102,905,790
C.		PRESUPUESTO DE INVERSION		142,500,000,000	142,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,764,000,000	7,764,000,000
	800	INTERSUBSECTORIAL JUSTICIA		7,764,000,000	7,764,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		16,297,000,000	16,297,000,000
	800	INTERSUBSECTORIAL JUSTICIA		16,297,000,000	16,297,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,342,000,000	3,342,000,000
	800	INTERSUBSECTORIAL JUSTICIA		3,342,000,000	3,342,000,000
630		TRANSFERENCIAS		115,097,000,000	115,097,000,000
	803	ADMINISTRACION DE JUSTICIA		115,097,000,000	115,097,000,000
TOTAL PRESUPUESTO SECCION				295,602,905,790	295,602,905,790

SECCION: 3706

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	645,968,650,349	612,200,000	646,580,850,349
C.		PRESUPUESTO DE INVERSION	21,071,400,000		21,071,400,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	17,453,110,000		17,453,110,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	17,453,110,000		17,453,110,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,025,440,000		1,025,440,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,025,440,000		1,025,440,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,709,000,000		1,709,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,709,000,000		1,709,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	883,850,000		883,850,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	883,850,000		883,850,000
TOTAL PRESUPUESTO SECCION			667,040,050,349	612,200,000	667,652,250,349

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3707			
		DIRECCION NACIONAL DE ESTUPEFACIENTES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,483,413,579	21,474,094,497	22,957,508,076
C.		PRESUPUESTO DE INVERSION	700,000,000	70,000,000,000	70,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	140,000,000		140,000,000
	800	INTERSUBSECTORIAL JUSTICIA	140,000,000		140,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	210,000,000		210,000,000
	800	INTERSUBSECTORIAL JUSTICIA	210,000,000		210,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	350,000,000		350,000,000
	800	INTERSUBSECTORIAL JUSTICIA	350,000,000		350,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		70,000,000,000	70,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		70,000,000,000	70,000,000,000
TOTAL PRESUPUESTO SECCION			2,183,413,579	91,474,094,497	93,657,508,076
		SECCION: 3801			
		COMISION NACIONAL DEL SERVICIO CIVIL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,706,338,000	71,473,131,000	73,179,469,000
C.		PRESUPUESTO DE INVERSION		16,000,000,000	16,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		6,000,000,000	6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		6,000,000,000	6,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		10,000,000,000	10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,000,000,000	10,000,000,000
TOTAL PRESUPUESTO SECCION			1,706,338,000	87,473,131,000	89,179,469,000
TOTAL PRESUPUESTO NACIONAL			109,194,522,177,287	7,236,711,335,914	116,431,233,513,201

ARTÍCULO 3o. El monto de los gastos que se financiarán con los recursos que se someten a consideración del Congreso de la República en virtud del proyecto de ley de financiamiento que se presentará al Congreso en los términos del artículo 347 de la Constitución Política, ascienden a la suma de UN BILLON CIENTO SESENTA Y TRES MIL MILLONES DE PESOS MONEDA LEGAL ($1.163.000.000.000) con lo cual el presupuesto total de apropiaciones, se fija en un valor de CIENTO DIECISIETE BILLONES QUINIENTOS NOVENTA Y CUATRO MIL DOSCIENTOS TREINTA Y TRES MILLONES QUINIENTOS TRECE MIL DOSCIENTOS UN PESOS MONEDA LEGAL ($117.594.233.513.201).

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 1301			
	MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,163,000,000,000		1,163,000,000,000
	TOTAL PRESUPUESTO SECCION	1,163,000,000,000		1,163,000,000,000
	TOTAL PRESUPUESTO NACIONAL	1,163,000,000,000		1,163,000,000,000

ARTÍCULO 4o. Se entienden incorporados al presupuesto de rentas y recursos de capital, los ingresos provenientes del proyecto de ley de financiamiento a que se refiere el artículo 347 de la Constitución Política que presente el Ejecutivo por la suma de UN BILLON CIENTO SESENTA Y TRES MIL MILLONES DE PESOS MONEDA LEGAL ($1.163.000.000.000), si el Congreso de la República la aprueba, con el objeto de equilibrar el presupuesto de Ingresos con el de Gastos.

TERCERA PARTE

DISPOSICIONES GENERALES

ARTÍCULO 5o. Las disposiciones generales de la presente Ley son complementarias de las leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con éstas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 6o. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 7o. El Gobierno Nacional podrá realizar sin operación presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas, de conformidad con las normas legales vigentes.

ARTÍCULO 8o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente en la Dirección General de Crédito Público y del Tesoro Nacional, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 9o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 10o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTÍCULO 11o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional en el mes siguiente de su recaudo.

ARTÍCULO 12o. Facúltase a la Dirección General de Crédito Público y del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fogafin, entidades sujetas al control y vigilancia de la Superintendencia Financiera y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Bancaria, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Bancaria; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de *títulos valores a la citada* Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 13o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como, los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

ARTÍCULO 14o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 15o. Para proveer empleos vacantes se requerirá del certificado de disponibilidad presupuestal por la vigencia fiscal de 2007. Por medio de éste, el Jefe de Presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1 de enero al 31 de diciembre de 2007, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la Prima Técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de éste se deberá garantizar la existencia de recursos del 1 de enero al 31 de diciembre de 2007.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 16o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público, Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.

2. Costos comparativos de las plantas vigente y propuesta.

3. Efectos sobre los gastos generales.

4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.

5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido la viabilidad presupuestal del Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional.

ARTÍCULO 17o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 18o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 19o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requieren de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

ARTÍCULO 20o. Se podrá hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación ni cuantía, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional estas distribuciones se harán por resolución o acuerdo de las juntas o Consejos Directivos. Si no existen juntas o Consejos Directivos lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien éste haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional.

ARTÍCULO 21o. Los órganos de que trata el artículo 5 de la presente Ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja- PAC aprobado.

ARTÍCULO 22o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

En dicha clasificación se incluirá lo correspondiente a los ingresos contenidos en el proyecto de ley de financiamiento a que se refiere el artículo 4 de esta ley, en caso que esta última sea aprobada.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá del concepto previo favorable del Departamento Nacional de Planeación.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2007.

ARTÍCULO 24o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades señaladas en el artículo 5 de la presente Ley que incumplan los objetivos y metas trazados en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

ARTÍCULO 25o. Los órganos de que trata el artículo 5 de la presente Ley enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.

ARTÍCULO 26o. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, sólo podrán ser asumidos cuando estos se hayan perfeccionado.

ARTÍCULO 27o. Cuando los órganos que hacen parte del Presupuesto General de la Nación, celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los Establecimientos Públicos del Orden Nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica así como las señaladas en el artículo 5 del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado de disponibilidad presupuestal y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. Tratándose de gastos de inversión, requerirán del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 28o. Cuando los órganos que conforman el Presupuesto General de la Nación posean bienes inmuebles que en la actualidad no se estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deben desarrollar todas las actividades tendientes a cumplir con lo establecido en el artículo 8 de la Ley 708 de 2001 y sus decretos reglamentarios tratándose de los inmuebles cuyo titular es el Ministerio de Comercio, Industria y Turismo ubicados en la Isla de Barú, Distrito Turístico de Cartagena. También podrán ser transferidos, previo avalúo, a título de aportes de capital a empresas industriales y comerciales del Estado de acuerdo con las condiciones que indique el Ministerio de Comercio, Industria y Turismo sin que ello implique operación presupuestal, observando para tal efecto lo dispuesto en el inciso tercero del artículo 1° de la citada Ley 708 de 2001.

Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deben efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sea de su propiedad.

ARTÍCULO 29o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del nivel nacional, sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los Organismos Financieros Internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

ARTÍCULO 30o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2007, a la Dirección General de Crédito Público y del Tesoro Nacional, y a sus tesorerías cuando correspondan a recursos propios, los recursos originados en convenios con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de la vigencia fiscal 2005 y anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 31o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrá efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrá atenderse con cargo a la vigencia en curso las del servicio de la deuda pública correspondiente al mes de enero de 2008.

ARTÍCULO 32o. La representación legal y la ordenación del gasto del servicio de la deuda está a cargo del Ministro de Hacienda y Crédito Público o en quien éste delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 33o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 34o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes al año 2006, deben constituirse a más tardar el 26 de enero de 2007 y remitirse dentro de los tres (3) días siguientes, a la Dirección General del Presupuesto Público Nacional. Las primeras serán constituidas por el ordenador del gasto y el jefe de presupuesto o quien haga sus veces, y las segundas por el ordenador del gasto y el tesorero de cada órgano.

Cuando se trate de aportes de la Nación a las Empresas Industriales y Comerciales del Estado o a las Sociedades de Economía Mixta con el régimen de aquellas, tanto las reservas como las cuentas por pagar deben constituirse en el mismo plazo, por el ordenador del gasto y el jefe de presupuesto o por quien haga sus veces, en el primer caso, y por el ordenador del gasto y el tesorero de cada empresa o sociedad en el segundo caso.

Igual procedimiento será aplicable a las Superintendencias y a las Unidades Administrativas Especiales cuando no figuren como secciones presupuestales.

ARTÍCULO 35o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2006, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2006 que no se hayan ejecutado a 31 de diciembre de 2007, expiran sin excepción. En consecuencia, deben reintegrarse a la Dirección General de Crédito Público y del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2007, deben ser reintegrados por éstas a la Dirección General de Crédito Público y del Tesoro Nacional.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 19 de enero de 2007. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos segundo y tercero, a más tardar el 19 de enero de 2008.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 36o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización, caducan sin excepción. En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

ARTÍCULO 37o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economía Mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 38o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las Entidades Territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares, y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 39o. Las sentencias y conciliaciones serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 40o. Los órganos a que se refiere el artículo 5 de la presente Ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlas, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones se podrán pagar todos los gastos originados en los tribunales de Arbitramento.

ARTÍCULO 41o. La Nación podrá aportar al operador postal oficial, los recursos necesarios para garantizar el servicio de franquicia postal previsto por la ley, prestado a los órganos que hacen parte del Presupuesto General de la Nación, una vez hecho el reconocimiento de la prestación del servicio por parte de éstos.

ARTÍCULO 42o. La Fiscalía General de la Nación, la Policía Nacional, el Ejercito Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad deben cubrir con cargo a sus respectivos presupuestos los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal- Gaula- a que se refiere la Ley 282 de 1996.

ARTÍCULO 43o. El Departamento Nacional de Planeación, a más tardar un mes después de haberse emitido el Decreto de Liquidación, enviará a la Dirección General del Presupuesto Público Nacional un informe donde se presente la distribución indicativa del presupuesto de inversión por departamentos.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalización, los diferentes órganos deben remitir esta información al Departamento Nacional de Planeación, dentro del mes siguiente al perfeccionamiento de dicha operación, para que éste consolide la información y la envíe dentro de los diez (10) días siguientes a la Dirección General del Presupuesto Público Nacional.

ARTÍCULO 44o. El presupuesto inicial correspondiente a la vigencia fiscal de 2007 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y en el artículo 8 de la Ley 819 de 2003.

ARTÍCULO 45o. Las obligaciones por concepto de servicios medico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2006, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2007.

La prima de vacaciones, la indemnización a las mismas, las cesantías, las pensiones y los impuestos, se pueden pagar con cargo al presupuesto vigente cualquiera sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y Contribuciones Inherentes a la Nomina, cualquiera que sea el año de su causación, afectando el rubro que le dio origen.

ARTÍCULO 46o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las Empresas de Servicios Públicos con participación Estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se debe tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, ésta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando se combinen las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas automáticamente, sin operación presupuestal alguna.

ARTÍCULO 47o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional de sector salud; para sanear los pasivos correspondientes a las cesantías de las Universidades Estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docentes no acogidos al nuevo régimen salarial. Igualmente, se podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las Universidades Estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones "INCO", surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y sólo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 48o. La diferencia entre el ingreso al productor regulado y el precio en el mercado internacional referenciado al mercado del golfo de los Estados Unidos de América para los refinadores o importadores, que venia siendo asumida por estos, en cumplimiento de las finalidades sociales del Estado en los términos previstos en la Constitución Política, podrá ser financiado durante la vigencia fiscal de 2007 con cargo a los recursos de la Nación que se incorporan en el presupuesto del Ministerio de Minas y Energía, el cual determinará las bases, criterios y procedimientos para su asignación y traslado.

ARTÍCULO 49o. A partir de la vigencia de la presente Ley, la Dirección General de Crédito Público y del Tesoro Nacional extinguirá los saldos contables existentes por concepto de Acuerdos de Pago suscritos con entidades del orden nacional y que se originaron exclusivamente en el reconocimiento como deuda pública de la Nación de obligaciones pendientes de pago a través de Títulos de Tesorería Clase B – TES B -, en desarrollo de lo previsto en el artículo 29 de la Ley 344 de 1996 y el artículo 1° de la Ley 419 de 1997.

ARTÍCULO 50o. La Nación podrá reconocer como deuda pública las obligaciones radicadas antes del 22 de diciembre de 2006 y que cumplan con los requisitos establecidos por la ley a través de la Agencia Presidencial para la Acción Social y la Cooperación Internacional – ACCION SOCIAL, a favor de las victimas de la violencia de que trata la Ley 418 de 1997, prorrogada por la Ley 548 de 1999 y la Ley 782 de 2002. En estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado.

ARTÍCULO 51o. El porcentaje de la cesión del impuesto a las ventas asignado a las Cajas Departamentales de Previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÌCULO 52o. En el Fondo de Programas Especiales para la Paz se constituirán las Subcuentas de "Programas para la Desmovilización" y "Programas de Reincorporación a la Vida Civil", en las cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas Orgánicas del Presupuesto.

ARTÍCULO 53o. Todos los programas y proyectos en carreteras y aeropuertos que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 54o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas – IPSE – podrá adelantar las operaciones de canje de activos de su propiedad que aún posea en las zonas interconectadas y no interconectadas por proyectos de preinversión e inversión de los prestadores de servicios públicos de energía.

Los proyectos de preinversión e inversión incluidos en el canje que se realice no podrán ser financiados ni directa e indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 55o. El Servicio Nacional de Aprendizaje SENA transferirá a COLCIENCIAS con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la Ciencia, la Tecnología, y en general la construcción de capacidades regionales de Ciencia, Tecnología e Innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 56o. El Ministerio de Hacienda y Crédito Público podrá celebrar acuerdos de pago sobre el capital y los intereses adeudados por las entidades descentralizadas, como consecuencia de la liquidación de excedentes y utilidades realizada por el Consejo Superior de Política Económica y Social CONPES en desarrollo de las competencias otorgadas por la Ley Orgánica de Presupuesto.

ARTÍCULO 57o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las entidades territoriales con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección de Crédito Público y del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3 del artículo 2 de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 58o. Los proyectos viales de las redes secundaria o terciaria y urbana, los aeropuertos, que no estén a cargo de la Nación y que hayan sido seleccionados y priorizados en los distintos departamentos durante las Audiencias Públicas celebradas en cumplimiento del artículo 6 de la Ley 812 de 2003, y demás apropiaciones programadas por la presente Ley a las entidades especializadas del sector transporte para estos propósitos, podrán ser ejecutados directamente por éstas o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los proyectos, y dichas redes seguirán a cargo de las entidades territoriales; en ningún caso podrá modificar el mantenimiento que actualmente la Nación adelanta en vías secundarias o terciarias.

PARÁGRAFO. Además de los proyectos viales de que trata el inciso anterior, extiéndase a los proyectos de infraestructura de energía, saneamiento básico, educación y protección de inundaciones, los criterios establecidos para la ejecución de los mismos, distribuidos con el concepto previo del Departamento Nacional de Planeación.

ARTÍCULO 59o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal en que deban incurrir; estos últimos gastos excepcionalmente los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las Empresas Industriales y Comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 60o. El Gobierno Nacional, con cargo a las apropiaciones de la presente vigencia fiscal podrá otorgar créditos que podrán ser condonables al Instituto de Seguro Social, a las Empresas Sociales del Estado creadas mediante Decreto 1750 de 2003, a la Caja de Previsión Social de Comunicaciones, con el objeto de apoyar sus procesos de reestructuración, en los términos y condiciones que establezca la Dirección General de Crédito Público y del Tesoro Nacional. El incumplimiento de dichas condiciones dará lugar a la exigibilidad de los créditos.

ARTÍCULO 61o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las Universidades Estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 62o. Los recursos incorporados al Programa denominado "Atención a la niñez y apoyo a la familia para posibilitar el ejercicio de los derechos a través de subsidios condicionados" del Instituto Colombiano de Bienestar Familiar ICBF, deberán ser ejecutados en coordinación con la Agencia Presidencial para la Acción Social y la Cooperación Internacional-ACCIÓN SOCIAL.

ARTÍCULO 63o. Cuando el Consejo Asesor del Fondo Nacional de Regalías designe, a solicitud de la entidad territorial beneficiaria, como ejecutor de los proyectos aprobados, a una entidad del orden nacional que haga parte del Presupuesto General de la Nación, estos proyectos se podrán ejecutar mediante la celebración de un convenio interadministrativo entre el Fondo Nacional de Regalías y la entidad designada.

ARTÍCULO 64o. La Nación- Ministerio de Minas y Energía podrá financiar hasta un 20% los subsidios para pagos por menores tarifas eléctricas y de gas de las zonas interconectadas y no interconectadas, con los recursos acumulados no comprometidos a 31 de diciembre de 2006, de los fondos FAZNI, FAER y/o FOES.

Los recursos que se utilicen del FAZNI, se destinarán prioritariamente para financiar los subsidios para pagos por menores tarifas eléctricas de las zonas no interconectadas. Una vez este gasto este totalmente financiado podrán destinarse los montos restantes de estos recursos para financiar subsidios en zonas interconectadas.

ARTÍCULO 65o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, del orden nacional, departamental, municipal y distrital, de que trata el artículo 19 de la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 proferida por la Honorable Corte Constitucional.

Los gobernadores y alcaldes reportarán mensualmente al Ministerio del Interior y de Justicia, la ejecución de las apropiaciones específicas del presupuesto de cada entidad territorial, destinadas a la prevención y atención del desplazamiento forzado, de acuerdo con los procedimientos que para tal fin establezca dicho Ministerio.

Las entidades del orden nacional reportarán al Ministerio de Hacienda y Crédito Público y al Departamento Nacional de Planeación, en el detalle que éstos establezcan, la información relacionada con la ejecución presupuestal de dichos recursos, la cual será enviada al Consejo Nacional de Atención Integral a la Población Desplazada por la Violencia, para informar a la Honorable Corte Constitucional sobre el cumplimiento de la Sentencia T-025 de 2004.

ARTÍCULO 66o. Los recursos presupuestados al proyecto CAPACITACIÓN JOVENES EN ACCIÓN del Servicio Nacional de Aprendizaje - SENA se destinarán inicialmente para la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 proferida por la Honorable Corte Constitucional. Una vez se cubra la demanda de la población desplazada, los recursos se podrán destinar a población no desplazada.

ARTÍCULO 67o. Los órganos que hacen parte del Presupuesto General de la Nación, que reciban bienes transferidos mediante asignación definitiva por el Consejo Nacional de Estupefacientes, podrán cancelar con cargo a su presupuesto, las obligaciones de vigencias anteriores que sobre dichos bienes pesen por concepto de impuestos y servicios públicos, causados con posterioridad a la fecha de su incautación y que no puedan ser asumidos por la Dirección Nacional de Estupefacientes.

ARTÍCULO 68o. Con el fin de contribuir al saneamiento del Fondo Nacional del Café y a la estabilización del ingreso del caficultor, existirá una contribución con cargo al caficultor, destinada al Fondo Nacional del Café, que será de dos centavos de dólar (US$0.02) por libra de café que se exporte siempre y cuando el precio sea superior a sesenta centavos de dólar (US$0.60) y que estará vigente hasta el treinta y uno (31) de diciembre del año 2007.

ARTÍCULO 69o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 80 de la Ley 812 de 2003, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la Ley, y las deudas por concepto de las homologaciones de cargos administrativos del sector. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer. El plazo para firmar los acuerdos de pago del saneamiento de que habla el artículo 80 de la Ley 812 de 2003 se ampliará hasta el 31 de diciembre de 2007.

ARTÍCULO 70o. Modificase el artículo 80 de la Ley 633 de 2000, el cual quedará así: De conformidad con los artículos 64, 65 y 66 de la Constitución Política, la Nación asignará un monto suficiente de recursos destinados a cubrir el valor correspondiente al (50%) del costo de la energía eléctrica, debidamente comprobado por las electrificadoras de cada región, de los usuarios de los

Distritos de riego y de los Distritos de riego administrados por el Estado o por las asociaciones de usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1. Para el caso de los usuarios de los Distritos de riego cuya facturación sea individual este beneficio se otorgará para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2. Para efectos de la clasificación de los usuarios del servicio de energía según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios en los Distritos de riego y los Distritos de riego se clasificarán como usuarios no regulados.

ARTÍCULO 71o. En la ejecución del Programa de Adquisición de Tierras para las Comunidades Indígenas, el INCODER dará prioridad a la adquisición de los predios que hayan sido invadidos u ocupados por vías de hecho por dichas comunidades antes del 15 de septiembre de 2006, con la única finalidad de sanear su propiedad y ser transferida a las respectivas comunidades indígenas.

Dichas adquisiciones serán canceladas de conformidad con lo establecido con la Ley 160 de 1994.

Las circunstancias de invasión, ocupación de hecho o perturbación de la propiedad se acreditarán con las certificaciones que expidan las autoridades judiciales o de policía según el caso.

PARÁGRAFO. Los recursos que tiene asignado el Gobierno Nacional para la compra de tierras indígenas, serán priorizados para la compra de predios invadidos antes del 15 de septiembre de 2006. Los anteriores se asignarán estrictamente con relación al orden cronológico de la mayor antigüedad de la posesión.

Se deberá presentar un informe semestral de la ejecución ante el Consejo Directivo del Incoder.

ARTÍCULO 72o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral segundo del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8° de la Ley 797 de 2003, se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 73o. Cuando el Consejo Asesor del Fondo Nacional de Regalías designe, a solicitud de la entidad territorial beneficiaria, como ejecutor de los proyectos aprobados a una entidad del orden nacional que haga parte del presupuesto general de la Nación, éstos se podrán ejecutar mediante la celebración de un convenio interadministrativo entre el FNR y la entidad designada, con base en el cual se efectuarán las correspondientes operaciones presupuestales.

ARTÍCULO 74o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 75o. Todos los recursos disponibles, incluyendo vigencias futuras, destinados por la Nación, los Departamentos, los Distritos, los Municipios y las Autoridades Ambientales al sector de agua potable y saneamiento básico; podrán ser girados a cuentas conjuntas, encargos fiduciarios y en general a cualquier mecanismos de administración de recursos constituido por la Nación, las entidades territoriales y/o las personas prestadoras de los servicios públicos domiciliarios de acueducto, alcantarillado y aseo; siempre y cuando medie autorización expresa del representante legal de la respectiva entidad territorial en ese sentido y se desarrolle el objeto de la apropiación en la vigencia fiscal correspondiente.

ARTÍCULO 76o. El Instituto Colombiano de Bienestar Familiar ICBF, en la ejecución del presupuesto de inversión, fortalecerá el Programa de Hogares Comunitarios, destinando los recursos suficientes para el desarrollo de los contratos de aportes suscritos con las asociaciones de madres comunitarias.

ARTÍCULO 77o. De las utilidades del Banco Agrario S.A. y del Fondo para el Financiamiento del Sector Agropecuario – FINAGRO, correspondientes a 2006, se podrán destinar recursos en la cuantía y porcentaje que para cada uno de ellos determine el Consejo Nacional de Política Económica y Social - CONPES, para desarrollar proyectos de capital de riesgo, en cumplimiento de la ley aprobatoria del Tratado de Libre Comercio celebrado con los Estados Unidos de América.

ARTÍCULO 78o. De las utilidades brutas del Banco Agrario S.A. correspondientes a la vigencia fiscal del año 2006, se destinaran recursos hasta $50.000.000.000 para financiar parcialmente los apoyos directos contemplados dentro del Programa Agro, Ingreso Seguro – AIS del Ministerio de Agricultura y Desarrollo Rural.

ARTÍCULO 79o. EL 50% de los recursos producto del recaudo del porcentaje ambiental de los gravámenes a la propiedad inmueble, en los casos en que la población municipal, distrital o metropolitana fuera superior a 1.000.000 de habitantes, se destinarán a la realización de programas y proyectos de inversión definidos y priorizados en el Plan de Gestión Ambiental y que hagan parte del respectivo Plan de Ordenamiento Territorial de la Corporación Autónoma (CAR).

ARTÍCULO 80o. El Gobierno Nacional en desarrollo de los dispuesto por el artículo 36 de la Ley 756 de 2002, hará las ubicaciones a que haya lugar en el presupuesto del Fondo Nacional de Regalías para la vigencia fiscal de 2007, con el fin de redistribuir los saldos de apropiación que no se encuentren comprometidos a 30 de septiembre, respecto a los cuales no se hayan presentado los correspondientes proyectos por parte de las entidades beneficiarias ante las instancias nacionales competentes.

ARTÍCULO 81o. Para los efectos de la ejecución presupuestal de los Organismos de Control, éstos podrán apropiar y ejecutar gastos de inversión, los cuales no estarán sujetos a las restricciones que estén consignadas en otras normas legales.

ARTÍCULO 82o. La presente Ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1 de enero de 2007.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA

DILIAN FRANCISCA TORO TORRES

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA

EMILIO OTERO

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES

ALFREDO CUELLO BAUTE

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES

ANGELINO LIZCANO RIVERA

REPUBLICA DE COLOMBIA - GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los

ALBERTO CARRASQUILLA BARRERA
Ministro de Hacienda y Crédito Público

END